SHINSEI BANK, LIMITED
1-8, UCHISAIWAICHO 2-CHOME, CHIYODA-KU, TOKYO 100-8501, JAPAN
TEL:03-5511-5111 TLX J24308


05005063

**File No. 82-34775**

December 28, 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Re: Shinsei Bank, Limited – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

A. English Language Documents




(1) Press release dated December 17, 2004 (Attached hereto as Exhibit A-1)
(2) Press release dated December 20, 2004 (Attached hereto as Exhibit A-2)
(3) Press release dated December 21, 2004 (Attached hereto as Exhibit A-3)
(4) Press release dated December 24, 2004 (Attached hereto as Exhibit A-4)

B. Japanese Language Documents

(1) Press release dated December 17, 2004
(English Translation attached hereto as Exhibit B-1, the same as A-1)
(2) Press release dated December 20, 2004
(English Translation attached hereto as Exhibit B-2, the same as A-2)
(3) Press release dated December 21, 2004
(English Translation attached hereto as Exhibit B-3, the same as A-3)
(4) Press release dated December 24, 2004
(English Translation attached hereto as Exhibit B-4, the same as A-4)

Dlw 1/11

C. Japanese Language Documents

Brief descriptions of the documents for which no English language version has been prepared are set forth in Annex A hereto.

Very truly yours,

Shinsei Bank, Limited

By ____________________

Name: Kazumi Kojima

Title: General Manager
Corporate Communications Division



SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

**Notice on Revision of Past Financial Results of Aplus, Consolidated Subsidiary of Shinsei Bank**

Tokyo (Friday, December 17, 2004) --- Please be informed that Aplus Co., Ltd. ("Aplus"), a publicly traded consolidated subsidiary of Shinsei Bank, today announced revised past financial results for four terms: the first half of fiscal year 2001, fiscal year 2001, 2002 and 2003.

The revisions are made on Aplus's past revenue, business income, ordinary income and extraordinary income for four terms. These revisions reflect a series of business and accounting actions Aplus took after its announced business and capital alliance with Shinsei Bank on September 3, 2004. These revisions, however, don't affect on the financial results for the 1st half of fiscal 2004 and forecast for fiscal 2004, which Aplus announced on November 26, 2004.

Aplus also revised a name of its fifth largest shareholder from UFJ Trust Bank Limited to UFJ Trust Equity Co., Ltd., which was reported in its financial report, *Yuka Shoken Hokokusho* in Japanese, for the 48th business term from April 2003 to March 2004. Aplus today reported this revision to the Kanto Local Finance Bureau of Ministry of Finance.

****

*Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $61 billion in assets and 29 branches throughout Japan, Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service, and customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.*

*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.*

The revisions of financial results are summarized in English as follows:

## Aplus's consolidated income statements (full year)

Revised numbers are underlined. (Million of yen)

| | FY2001 (4/2001-3/2002) | | FY2002 (4/2002-3/2003) | | FY2003 (4/2003-3/2004) | |
|---|---|---|---|---|---|---|
| | Before revision | **After revision** | Before revision | **After revision** | Before revision | **After revision** |
| Revenue | 104,882 | **100,178** | 106,255 | **100,657** | 107,095 | **107,308** |
| Business income | 2,229 | **(2,474)** | 2,268 | **(3,329)** | 3,438 | **3,652** |
| Ordinary income | 2,372 | **(2,331)** | 2,472 | **(3,125)** | 3,908 | **4,121** |
| Extraordinary income | 102,717 | **107,420** | - | **5,598** | 2,434 | **2,434** |
| Extraordinary losses | 141,478 | **141,478** | - | **-** | 2,033 | **2,246** |
| Net income | (21,225) | **(21,225)** | 706 | **706** | 1,483 | **1,483** |

| | | | | | | |
|---|---|---|---|---|---|---|
| Net income per share | (166.20) yen | **(166.20) yen** | 11.07 yen | **11.07 yen** | 23.24 yen | **23.24 yen** |
| ROE | (76.5)% | **(76.5)%** | 2.3% | **2.3%** | 3.1% | **3.1%** |
| ROA(※1) | 0.1% | **-** | 0.1% | **-** | 0.2% | **0.2%** |
| Revenue per ordinary income ratio | 2.3% | **-** | 2.3% | **-** | 3.6% | **3.8%** |

(※1) ROA is the ratio of ordinary income to total assets.

## Aplus's non-consolidated income statements (full year)

Revised numbers are underlined. (Million of yen)

| | FY2001 (4/2001-3/2002) | | FY2002 (4/2002-3/2003) | | FY2003 (4/2003-3/2004) | |
|---|---|---|---|---|---|---|
| | Before revision | **After revision** | Before revision | **After revision** | Before revision | **After revision** |
| Revenue | 102,407 | **97,703** | 103,634 | **98,036** | 106,604 | **106,818** |
| Business income | 2,544 | **(2,159)** | 2,105 | **(3,492)** | 3,026 | **3,239** |
| Ordinary income | 2,545 | **(2,158)** | 2,109 | **(3,488)** | 3,054 | **3,267** |
| Extraordinary income | 102,761 | **107,464** | - | **5,598** | 2,434 | **2,434** |
| Extraordinary losses | 141,478 | **141,478** | - | **-** | 2,033 | **2,246** |
| Net income | (21,181) | **(21,181)** | 418 | **418** | 753 | **753** |

| | | | | | | |
|---|---|---|---|---|---|---|
| Net income per share | (165.86) yen | **(165.86) yen** | 6.56 yen | **6.56 yen** | 11.81 yen | **11.81 yen** |
| ROE | (76.4)% | **(76.4)%** | 1.3% | **1.3%** | 1.6% | **1.6%** |
| ROA(※1) | 0.1% | **-** | 0.1% | **-** | 0.2% | **0.2%** |
| Revenue per ordinary income ratio | 2.5% | **-** | 2.0% | **-** | 2.9% | **3.0%** |

(※1) ROA is the ratio of ordinary income to total asset.

## Aplus's income statements (interim, consolidated and non-consolidated)

Revised numbers are underlined. (Million of yen)

| Consolidated | Interim FY2001 (4/2001-9/2001) | |
|---|---|---|
| | Before revision | **After revision** |
| Revenue | 57,994 | **53,290** |
| Business income | 2,507 | **(2,196)** |
| Ordinary income | 2,640 | **(2,063)** |
| Extraordinary income | - | **4,703** |
| Extraordinary losses | - | - |
| Net income | 1,500 | **1,500** |

| | | |
|---|---|---|
| Net income per share | 11.75 yen | **11.75 yen** |

| Non-consolidated | Interim FY2001 (4/2001-9/2001) | |
|---|---|---|
| | Before revision | **After revision** |
| Revenue | 56,866 | **52,163** |
| Business income | 2,529 | **(2,174)** |
| Ordinary income | 2,535 | **(2,168)** |
| Extraordinary income | - | **4,703** |
| Extraordinary losses | - | - |
| Net income | 1,393 | **1,393** |

| | | |
|---|---|---|
| Net income per share | 10.91 yen | **10.91 yen** |

SHINSEI BANK
SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Press Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

## Shinsei Bank Announces First Half Fiscal 2004 Financial Results

Tokyo (Monday, December 20, 2004) – Shinsei Bank, Limited ("Shinsei Bank") today announced its financial results for six months ended September 30, 2004.

### First Half FY2004 Financial Highlights

*(all figures compared to first half FY2003)*

- Consolidated revenue grew 18% to 72.8 billion yen (operating basis)
- Consolidated net income grew 20% to 40.7 billion yen
- Non-interest income as a percentage of total revenue grew to 65% from 54% (operating basis)
- Expense Revenue Ratio decreased to 52.8% from 55.5% in FY2003
- Problem claims to total claims decreased to 2.0% (non-consolidated)

### 1. Income Statement:

Shinsei Bank reported consolidated net income of 40.7 billion yen for the first half of FY2004, an increase of 20 percent. Diluted earnings per share for the year were 21.2 yen, an increase of 26% from the same period last year.

For the period ended September 30, 2004, consolidated revenue increased 18% to 72.8 billion yen. Non-interest income increased to 47.5 billion yen from 33.8 billion yen in the first half FY2003. The Bank continued to diversify its revenue sources and lower its reliance on interest income for the fourth straight year. Non-interest income grew to 65% of total revenue. Shinsei took steps to build its non-bank finance business by acquiring a majority stake in Aplus, one of the leading Japanese consumer finance companies.

The Bank's consolidated income statement does not include Aplus's first half results because the transaction took place at the end of the reporting period.

In the first half of fiscal 2004, the expense to total revenue ratio improved to 52.8% - an improvement from 55.5% in FY 2003.

Asset quality improved further as the Bank recorded a credit recovery of 10.7 billion yen for the first half of FY2004.

On a non-consolidated basis, Shinsei Bank's total revenue grew 14% to 64.8 billion yen from the first half of FY2003. The increase in non-interest income more than offset the decrease in net interest income. Non-consolidated net business profit before general reserve for loan losses (*jisshitsu gyomu jun-eki*) grew 18% to 29.2 billion yen, and non-consolidated net income after tax grew 17% to 37.2 billion yen from the first half of FY2003.

**2. Balance Sheet:**

Shinsei Bank's loan balance was 3.1 trillion yen at the end of September 2004, marginally higher than 3.0 trillion yen as of the end of March 2004. The increase was the result of strong demand for retail housing loans partially offset by a bottoming out of corporate loans and a reduction in lending to less creditworthy customers. The retail housing loan balance grew 55% in last six-month to 219 billion yen as of September 2004. With its non-performing loan issue largely solved, the Bank is now focused on growing its asset portfolio in institutional and retail lending.

During the first half of FY2004, Shinsei's funding mix also improved, with total deposits increasing 19% to 3,168.7 billion yen while bank debentures and corporate bond decreased 1.9% to 1,362.7 billion yen. Notably, retail deposits increased 25% to 1.9 trillion yen, further strengthening and stabilizing the Bank's funding sources. Retail funding now comprises 57% of our total customer funding.

The Bank is shifting its major sources of funding towards deposits and away from debentures, although it retains the ability to access both markets. Despite the charter conversion to an ordinary bank completed in April 2004, Shinsei possesses the right to issue debentures through March 2014.

**3. Non-performing Loans (non-consolidated):**

Shinsei Bank reduced its non-performing loan balance further. As of September 30, 2004, total non-performing loans were at 73.7 billion yen – a decline of 23.6 billion yen or 24% Non-performing loans currently represent 2% of total claims outstanding.

**4. Reserve for Credit Losses (non-consolidated):**

The total reserve for credit losses was 158.6 billion yen as of the end of September 2004, a decline of 19.3 billion yen from the end of March 2004. The Bank maintained a total reserve for credit losses to total claims ratio of 4.3%. The coverage ratio of reserves and collateral to non-performing loans was approximately 98% at the end of the period.

**5. Capital Ratios:**

Shinsei Bank is committed to deploy its excess capital in value-enhancing opportunities. In September 2004, Shinsei Bank acquired a majority interest in Aplus Co., Ltd ("Aplus"). The transaction resulted in the total capital ratio of 11.8%, down from 21.1% in March 2004, and the Tier 1 ratio of 8.0%, down from 16.2% in March 2004. Shinsei Bank's capital predominantly consists of core capital. The net deferred tax asset portion remains at approximately 1.5% of total Tier 1 capital.

**6. Aplus Transaction Summary and Update:**

On September 28, 2004, Shinsei Bank acquired a majority stake in Aplus. The transaction involved purchasing 35 billion yen of newly issued common stock and 30 billion yen of outstanding preferred shares. The transaction fulfilled a strategic objective to leverage Shinsei Bank's strong capital position by expanding the Bank's non-bank finance operations.

On November 5, 2004 Shinsei Bank and Aplus announced a capital enhancement plan for Aplus. The plan will include an issuance of new preferred shares of approximately 241 billion yen. Shinsei intends to purchase approximately 143 billion yen of the issuance, with the balance sold to third party investors. The proceeds from preferred share issue will be used to restructure the Aplus balance sheet and position the business for growth.

On November 26, 2004, Aplus revised its revenue and net income projections for the first half FY2004, reporting a net loss of 264.7 billion yen, largely comprised of extraordinary losses. The revision reflected a series of business and accounting actions Aplus took to keep consistent with the accounting policies of Shinsei Bank. The actions applied to disposition of non-core businesses, accounting changes in revenue recognition, increased credit reserves and re-evaluation of fixed assets. Proceeds from the 241 billion yen preferred share issue will recapitalize Aplus' balance sheet and provide sufficient resources for future growth.

Shinsei Bank's consolidated balance sheet as of September 30, 2004 reflects the impact of a fair value review of Aplus assets. As of September 30, 2004, Aplus' net worth was negative 181 billion yen. As a result of Shinsei's 65 billion yen investment, Shinsei will record approximately 246 billion yen of intangible assets, of which approximately 202 billion yen will be recorded as residual goodwill.

The consolidated balance sheet of Shinsei Bank as of September 30, 2004 does not reflect the planned new preferred share issue of 241 billion yen. The Bank's consolidated income statement for the first half FY2004 does not include Aplus' first half results because the acquisition took place at the end of the reporting period.

**7. Earnings Forecast:**

Shinsei Bank has provided an expected earnings level for fiscal year 2004 (ending March 31, 2005).

As previously stated, on September 28, 2004, Shinsei Bank acquired a majority interest in Aplus. On November 5, 2004, Shinsei Bank announced the details of its plan to restructure the Aplus balance sheet.

The Aplus capital enhancement will result in the creation of various intangible assets. Under Japanese accounting rules, these assets can be amortized. The amortization period for identifiable intangibles would depend on the nature of the underlying intangible assets and will range between 10 and 20 years. The residual goodwill will be amortized over 20 years. This will result in a non-cash charge against Shinsei Bank's consolidated net income. To increase transparency and understanding of the Bank's underlying performance, Shinsei will report both reportable net income and a supplemental cash net income with its FY2004 results. Shinsei has also provided below a projected cash net income figure for the FY2004. Cash net income results exclude the amortization of total intangibles.

**<Net income and net operating income projections>**

| | FY2004 after revision (on December 20, 2004) | FY2004 before revision (announced on May 28, 2004) |
|---|---|---|
| Net Operating Income (Consolidated) | 64.0 | 62.0 |
| Net Income[1] (Consolidated) | 65.0 | 66.0 |
| Cash Basis Net Income (Consolidated) | 74.0 | - |

Note: 1. Reported net income

At a press conference announcing these results, Masamoto Yashiro, the Chairman, President and CEO of Shinsei Bank, said the following:

"Our retail business, which entered the fourth year of operation since the launch in June 2001, continues to grow. New financial centers opened and the Bank continued to expand and improve our transaction channels, including Internet banking, the ATM network and call centers that are available 24x7 free of charge. We add 25,000 – 30,000 new *PowerFlex* accounts per month and now have over 1.18 million individual customers' accounts, surpassing the 1 million account milestone in May 2004. Our retail business achieved profitability in the first half of fiscal 2004, driven by our new "*Powered One*" deposit product and housing loan. From its launch in April 2004 to November 2004, the "*Powered One*" deposit has attracted 80,000 customers with an approximate 390 billion yen balance. In 2005, we will continue to launch new innovative products and enhance our retail offering. Early next year we will launch a security brokerage service in conjunction with Rakuten Securities, allowing Shinsei Bank customers to purchase equities through the Shinsei *Powerdirect* Internet banking services. We will also continue to expand our ATM and branch network and improve the productivity of our branches.

"Shinsei's institutional banking business continues to grow by providing valuable financial solutions to meet our customers' needs in funding, investment, restructuring and improving operational efficiency. In the first half of fiscal 2004, revenues grew substantially. Non-interest income represented more than 60% of total revenue as securitization, credit trading, non-recourse financing and M&A advisory services continued to show good growth. Our securitization business remains one of our core strengths and has established a reputation for quality and excellence far in excess of our size. We continue to expand our corporate revitalization business and supported both Mitsui Norin and MatsuyaDenki on their restructuring efforts. We are optimistic on the future potential of this business.

"We have also taken steps to build our non-bank finance business operation as the third pillar of our growth strategy. In 2004, Shinsei Bank subsidized and integrated Apolo Finance and Equion, now Shinsei Property Finance; established a joint venture with Nissin; acquired the consumer installment credit business of Teijin Finance, which we renamed Shinsei Sales Finance; and increased our stake in Shinki to 39.11% from 4.95% by converting the first unsecured convertible bonds issued by Shinki. At the end of the reporting period, we took another step towards building our non-bank finance business by acquiring a majority stake in Aplus, one of the leading consumer finance companies in Japan. Aplus provides Shinsei Bank with a new growth platform and is an excellent fit for our existing banking business and technical skillset. Aplus brings to Shinsei over 4 million credit card

customers, installment finance expertise and an attractive cash loan business. Shinsei Bank will apply its best-in-class IT systems and retail banking expertise to help Aplus operate more efficiently and accelerate growth in the future."

"Since the re-launch as Shinsei Bank in March 2000, we have restored the Bank's asset quality and financial strength and established a new business model with investment and retail banking businesses. We introduced a new banking model to the Japanese market – a Better Banking model. During the first half of the year, we saw clear evidence that Better Banking creates Better Value and have acted to ensure that we will continue to create value in the future. In February 2004, Shinsei Bank listed its common shares on First Section of the Tokyo Stock Exchange. The listing raised Shinsei's profile among our customer base and contributed to better financial performance during the period. The listing and charter conversion to an ordinary bank marked the launch of a new stage of the Bank's development. We are proud of our achievements and excited about the opportunities that lie ahead. In 2005, management will continue to apply the principles of Better Banking and maintain its focus on delivering stable, long-term profits."

****

*Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $61 billion in assets and 29 branches throughout Japan, Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service, and customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.*

*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.*

# Financial Highlights - Consolidated

| Results of Operations | for the six months ended | | *(billions of yen)* | |
|---|---|---|---|---|
| | **Sep. 2004** | Sep. 2003 | change | |
| | a | b | a-b | % |
| Total Revenue * | **72.8** | 61.7 | 11.1 | 18.0% |
| Expenses * | **38.5** | 33.6 | 4.9 | 14.6% |
| Net Business Profit | **34.3** | 28.0 | 6.3 | 22.5% |
| Reference: (Credit Recoveries) | **10.6** | 7.2 | 3.4 | 47.2% |
| Net Income | **40.7** | 34.0 | 6.7 | 19.8% |
| Diluted Net Income per Common Share | **21.16** | 16.79 | 4.37 | 26.0% |

* based on the management accounting basis

| Balance Sheet Data | as of the end of | | *(billions of yen)* | |
|---|---|---|---|---|
| | **Sep. 2004** | Mar. 2004 | change | |
| | a | b | a-b | % |
| Total Assets | **8,325.3** | 6,343.7 | 1,981.6 | 31.2% |
| Loans and Bills Discounted | **3,074.6** | 3,047.0 | 27.6 | 0.9% |
| Securities | **1,339.8** | 1,483.2 | (143.3) | (9.7)% |
| Cash and Due from Banks | **468.9** | 312.7 | 156.1 | 49.9% |
| Debentures | **1,333.2** | 1,388.6 | (55.4) | (4.0)% |
| Deposits (including NCDs) | **3,168.8** | 2,734.4 | 434.3 | 15.9% |
| Total Shareholders' Equity | **763.7** | 730.0 | 33.7 | 4.6% |

| Capital Adequacy Ratio | as of the end of | | *(billions of yen)* | |
|---|---|---|---|---|
| | **Sep. 2004** | Mar. 2004 | **Change** | |
| | a | b | **a-b** | % |
| Capital Adequacy Ratio | **11.79%** | 21.13% | (9.34)% | |
| Tier I Ratio | **7.99%** | 16.15% | (8.16)% | |
| Tier I Capital | **486.5** | 720.3 | (233.8) | (32.5)% |
| Tier II Capital | **236.5** | 226.8 | 9.7 | 4.3% |
| Risk Assets | **6,085.5** | 4,458.7 | 1,626.8 | 36.5% |

| References | as of the end of | | |
|---|---|---|---|
| | **Sep. 2004** | **Mar. 2004** | **Sep.2003** |
| Exchange Rate (¥/$) | **111.03** | 105.70 | 111.25 |
| Nikkei Average | **10,823.57** | 11,715.39 | 10,219.05 |

# Financial Data - Consolidated

## 1. Risk Monitored Loans

*(billions of yen)*

| | Sep.30, 04 | | | Mar.31, 04 | Sep.30, 03 |
|---|---|---|---|---|---|
| | | Change from Mar.31, 04 | Change from Sep.30, 03 | | |
| Loans to bankrupt obligors | 7.8 | (0.1) | (2.6) | 7.9 | 10.4 |
| Non-accrual delinquent loans | 61.3 | (8.2) | (35.3) | 69.5 | 96.6 |
| Loans past due for 3 months or more | 4.8 | (3.3) | (16.8) | 8.2 | 21.6 |
| Restructured loans | 22.9 | 13.6 | (0.6) | 9.2 | 23.5 |
| Total risk monitored loans | 96.9 | 2.0 | (55.4) | 94.9 | 152.4 |

| | | | | | |
|---|---|---|---|---|---|
| Loans and bills discounted | 3,074.6 | 27.6 | (202.7) | 3,047.0 | 3,277.4 |

(% to total loans)

| | | | | | |
|---|---|---|---|---|---|
| Loans to bankrupt obligors | 0.3% | 0.0% | 0.0% | 0.3% | 0.3% |
| Non-accrual delinquent loans | 2.0% | (0.3)% | (1.0)% | 2.3% | 3.0% |
| Loans past due for 3 months or more | 0.2% | (0.1)% | (0.5)% | 0.3% | 0.7% |
| Restructured loans | 0.7% | 0.4% | 0.0% | 0.3% | 0.7% |
| Total risk monitored loans | 3.2% | 0.1% | (1.5)% | 3.1% | 4.7% |

## 2. Reserve Ratio to Risk Monitored Loans

| | Sep.30, 04 | | | Mar.31, 04 | Sep.30, 03 |
|---|---|---|---|---|---|
| | | Change from Mar.31, 04 | Change from Sep.30, 03 | | |
| % on risk monitored loans | 162.6% | (24.8)% | 36.4% | 187.4% | 126.2% |

## 3. Subsidiaries and Affiliates

| | **Sep.30, '04** | Sep.30, '03 |
|---|---|---|
| Subsidiaries | **66** | 40 |
| Affiliates accounted for using the equity method | **5** | 4 |

# Consolidated Balance Sheets

(See Note A)

## -- Assets

(millions of yen)

| | Sep. 30, 2004 | Mar. 31, 2004 | Change | |
|---|---|---|---|---|
| | a | b | a-b | % |
| **<<Assets>>** | | | | |
| Cash and due from banks | **468,901** | 312,709 | 156,192 | 49.9% |
| Call loans and bills bought | **50,866** | - | 50,866 | 100.0% |
| Collateral related to securities borrowing transactions | **146,333** | 18,121 | 128,212 | 707.5% |
| Other monetary claims purchased | **233,881** | 246,987 | (13,106) | (5.3)% |
| Trading assets | **443,634** | 635,096 | (191,462) | (30.1)% |
| Monetary assets held in trust | **429,588** | 242,750 | 186,838 | 77.0% |
| Securities | **1,339,840** | 1,483,234 | (143,394) | (9.7%) |
| Loans and bills discounted | **3,074,644** | 3,047,042 | 27,602 | 0.9% |
| Foreign exchanges | **12,361** | 9,490 | 2,871 | 30.3% |
| Other assets | **711,793** | 375,075 | 336,718 | 89.8% |
| Premises and equipment | **106,215** | 89,703 | 16,512 | 18.4% |
| Deferred discounts on and issuance expenses for debentures | **264** | 179 | 85 | 47.5% |
| Deferred discounts on and issuance expenses for corporate bonds | **6** | - | 6 | 100.0% |
| Deferred tax assets | **26,019** | 22,941 | 3,078 | 13.4% |
| Consolidation goodwill | **200,841** | - | 200,841 | 100.0% |
| Customers' liabilities for acceptances and guarantees | **1,237,801** | 38,339 | 1,199,462 | 3128.6% |
| Reserve for credit losses | **(157,597)** | (177,916) | 20,319 | (11.4)% |
| **Total assets** | **8,325,396** | 6,343,755 | 1,981,641 | 31.2% |
| US$ / yen | @111.03 | @105.70 | | |

# Consolidated Balance Sheets

(See Note A)

## -- Liabilities, minority interests in subsidiaries and shareholders' equity

*(millions of yen)*

| | Sep. 30, 2004 | Mar. 31, 2004 | Change | |
|---|---|---|---|---|
| | a | b | a-b | % |
| **<<Liabilities>>** | | | | |
| Deposits | **2,692,494** | 2,263,421 | 429,073 | 19.0% |
| Negotiable certificates of deposit | **476,336** | 471,068 | 5,268 | 1.1% |
| Debentures | **1,333,211** | 1,388,696 | (55,485) | (4.0)% |
| Call money and bills sold | **173,397** | 112,559 | 60,838 | 54.0% |
| Payables under repurchase agreements | **44,994** | 445,634 | (400,640) | (89.9)% |
| Collateral related to securities lending transactions | **-** | 29,275 | (29,275) | (100.0)% |
| Commercial paper | **11,086** | - | 11,086 | 100.0% |
| Trading liabilities | **72,506** | 92,231 | (19,725) | (21.4)% |
| Borrowed money | **656,108** | 334,416 | 321,692 | 96.2% |
| Foreign exchanges | **12** | 4 | 8 | 200.0% |
| Corporate bonds | **29,528** | - | 29,528 | 100.0% |
| Other liabilities | **805,479** | 424,899 | 380,580 | 89.6% |
| Reserve for bonuses payable | **5,791** | 8,722 | (2,931) | (33.6)% |
| Reserve for retirement benefits | **1,589** | 629 | 960 | 152.6% |
| Reserve for loss on disposition of premises and equipment | **153** | - | 153 | 100.0% |
| Reserve for loss on sale of bonds | **1,529** | 1,918 | (389) | (20.3)% |
| Reserve under special law | **0** | 0 | 0 | 0.0% |
| Deferred tax liabilities | **18,584** | 42 | 18,542 | 44147.6% |
| Consolidation goodwill | **-** | 915 | (915) | (100.0)% |
| Acceptances and guarantees | **1,237,801** | 38,339 | 1,199,462 | 3128.6% |
| **Total liabilities** | **7,560,605** | 5,612,776 | 1,947,829 | 34.7% |
| **Minority interests in subsidiaries** | **1,069** | 977 | 92 | 9.4% |
| **<<Shareholders' equity>>** | | | | |
| Capital stock | **451,296** | 451,296 | - | - |
| Capital surplus | **18,558** | 18,558 | - | - |
| Retained earnings | **288,082** | 250,737 | 37,345 | 14.9% |
| Net unrealized gains on securities available-for-sale, net of taxes | **3,452** | 7,154 | (3,702) | (51.7)% |
| Foreign currency transaction adjustments | **2,333** | 2,255 | 78 | 3.5% |
| Treasury stock, at cost | **(2)** | (1) | (1) | 100.0% |
| **Total shareholders' equity** | **763,721** | 730,000 | 33,721 | 4.6% |
| **Total liabilities, minority interest in subsidiaries and shareholders' equity** | **8,325,396** | 6,343,755 | 1,981,641 | 31.2% |
| US$ / yen | **@111.03** | @105.70 | | |

# Consolidated Statements of Income

(See Note B)

(millions of yen)

| | **IH/FY'04** | IH/FY'03 | **Change** | |
|---|---|---|---|---|
| | **a** | **b** | **a-b** | **%** |
| **Operating income** | **103,722** | 87,407 | **16,315** | **18.7%** |
| Interest income | **41,536** | 44,962 | (3,426) | (7.6)% |
| Interest on loans and discounts | 29,630 | 33,712 | (4,082) | (12.1)% |
| Interest and dividends on securities | 7,092 | 6,975 | 117 | 1.7% |
| Fees and commissions (income) | **13,935** | 10,797 | 3,138 | 29.1% |
| Trading revenue | **15,325** | 448 | 14,877 | 3320.8% |
| Other business income | **19,855** | 13,799 | 6,056 | 43.9% |
| Other operating income | **13,069** | 17,400 | (4,331) | (24.9)% |
| **Operating expenses** | **75,150** | 62,923 | **12,227** | **19.4%** |
| Interest expenses | **16,165** | 16,716 | (551) | (3.3)% |
| Interest on deposits | 7,210 | 5,651 | 1,559 | 27.6% |
| Interest on debentures | 3,203 | 5,308 | (2,105) | (39.7)% |
| Fees and commissions (expense) | **4,510** | 3,195 | 1,315 | 41.2% |
| Trading expenses | - | 692 | (692) | (100.0)% |
| Other business expenses | **6,963** | 2,367 | 4,596 | 194.2% |
| General and administrative expenses | **39,241** | 34,164 | 5,077 | 14.9% |
| Other operating expenses | **8,269** | 5,786 | 2,483 | 42.9% |
| **Net operating income** | **28,572** | 24,484 | **4,088** | **16.7%** |
| Extraordinary income | **12,903** | 12,723 | 180 | 1.4% |
| Extraordinary expenses | **543** | 1,473 | (930) | (63.1)% |
| Income before income taxes and minority interests | **40,932** | 35,734 | 5,198 | 14.5% |
| Income taxes (current) | **630** | 562 | 68 | 12.1% |
| Income taxes (deferred) | **(539)** | 1,155 | (1,694) | (146.7)% |
| Minority interests in net income (loss) of subsidiaries | **52** | (21) | 73 | (347.6)% |
| **Net income** | **40,789** | 34,038 | **6,751** | **19.8%** |

(billions of yen)

| | | | | |
|---|---|---|---|---|
| (Ref.) Net business profit (*jisshitsu gyomu jun-eki*) * | **34** | 28 | **6** | **21.2%** |
| US$ / yen | **@111.03** | @111.25 | | |

* Management accounting basis, including income from investment in monetary assets held in trust

## Consolidated Statements of Cash Flows

(See Note C)

*(millions of yen)*

| | Sep. 30,2004 | Sep. 30,2003 | Change |
|---|---|---|---|
| I. Cash flows from operating activities: | | | |
| Income before income taxes and minority interests | **40,932** | 35,734 | 5,198 |
| Depreciation | **1,724** | 1,568 | 156 |
| Amortization of goodwill | **(24)** | (24) | 0 |
| Equity in gains of affiliates | **(141)** | (99) | (42) |
| Net change in reserve for credit losses | **(20,322)** | (24,427) | 4,105 |
| Net change in reserve for bonuses payable | **(4,159)** | (4,330) | 171 |
| Net change in reserve for retirement benefits | **959** | (829) | 1,788 |
| Net change in reserve for loss on disposition of premises and | **153** | (373) | 526 |
| Net change in provision of reserve for loss on sale of bonds | **(389)** | 773 | (1,162) |
| Interest income | **(41,536)** | (44,962) | 3,426 |
| Interest expenses | **16,165** | 16,716 | (551) |
| Gain on securities sold | **(7,039)** | (10,212) | 3,173 |
| Gain on monetary assets held in trust | **(1,312)** | (707) | (605) |
| Net exchange losses | **(7,297)** | 15,884 | (23,181) |
| Net change on sale of premises and equipment | **308** | 583 | (275) |
| Net change in trading assets | **169,918** | (236,779) | 406,697 |
| Net change in trading liabilities | **126,791** | (404) | 127,195 |
| Net change in loans and bills discounted | **(149,834)** | 220,782 | (370,616) |
| Net change in deposits | **429,074** | 16,500 | 412,574 |
| Net change in negotiable certificates of deposit | **5,267** | 64,303 | (59,036) |
| Net change in debentures | **(26,406)** | (476,732) | 450,326 |
| Net change in borrowed money (other than subordinated debt) | **(9,538)** | (249) | (9,289) |
| Net change in due from banks (other than deposit with the bank of | **(24,522)** | 20,514 | (45,036) |
| Net change in call loans,commercial paper | **(50,866)** | 536 | (51,402) |
| Net cahnge in other monetary claims purchased | **14,484** | 19,432 | (4,948) |
| Net change in collateral related to securities borrowing transactions | **(128,212)** | (14,006) | (114,206) |
| Net change in payables under repurchase agreements | **(400,639)** | 266,593 | (677,232) |
| Net change in call money | **60,837** | 109,100 | (48,263) |
| Net change in commercial paper | **38,864** | - | 38,864 |
| Net change in collateral related to securities lending transactions | **(29,275)** | (139,187) | 109,912 |
| Net cahnge in foreign exchange assets | **(2,870)** | (409) | (2,461) |
| Net change in foreign exchange liabilities | **7** | (10) | 17 |
| Net Decrease in net trust account | **36,690** | 97,426 | (60,736) |
| Interest received | **50,085** | 52,864 | (2,779) |
| Interest paid | **(15,218)** | (19,492) | 4,274 |
| Net change in trading securities | **18,320** | (17,171) | 35,491 |
| Net change in monetary assets held in trust | **(122,718)** | (132,058) | 9,340 |
| Others,net | **18,370** | (50,092) | 68,462 |
| Subtotal | **(13,368)** | (233,246) | 219,878 |
| Income taxes paid | **(737)** | (823) | 86 |
| Net cash used in operating activities | **(14,106)** | (234,070) | 219,964 |
| II. Cash flows from investing activities: | | | |
| Purchases of securities | **(1,751,751)** | (967,823) | (783,928) |
| Proceeds from sale of securities | **290,474** | 373,582 | (83,108) |
| Proceeds from redemption of securities | **1,510,667** | 841,245 | 669,422 |
| Investment in monetary assets held in trust | **(6,791)** | (3,013) | (3,778) |
| Proceeds from disposition of monetary assets held in trust | **8,089** | 632 | 7,457 |
| Purchases of premises and equipment | **(4,102)** | (3,254) | (848) |
| Proceeds from sale of premises and equipment | **26** | 763 | (737) |
| Proceeds from acquisition of new subsidiaries and affiliates | **10,020** | - | 10,020 |
| Payment for acquisition of new subsidiaries and affiliates | **-** | (22) | 22 |
| Others,net | **244** | - | 244 |
| Net cash provided by investing activities | **56,877** | 242,110 | (185,233) |
| III. Cash flows from financing activities: | | | |
| Repayment of subordinated debt | **-** | (38,000) | 38,000 |
| Payment for redemption of subordinated bonds | **(1,570)** | (50) | (1,520) |
| Dividends paid | **(3,444)** | (6,888) | 3,445 |
| Payment related to tresury stock | **(1)** | - | (1) |
| Net cash used in financing activities | **(5,015)** | (44,938) | 39,923 |
| IV. Effect of exchage rate changes on cash and cash equivalents | **16** | - | 16 |
| V. Net increase in cash and cash equivalents | **37,771** | (36,899) | 74,670 |
| VI. Cash and cash equivalents at beginning of period | **157,178** | 138,991 | 18,817 |
| VII. Cash and cash equivalents at end of period | **194,950** | 102,092 | 92,858 |

# Financial Highlights - Non-Consolidated

| **Results of Operations** | for the six months ended | | (billions of yen) | |
|---|---|---|---|---|
| | **Sep. 2004** | Sep. 2003 | change | |
| | **a** | b | a-b | % |
| Total Revenue* | **64.8** | 56.9 | 7.9 | 13.9% |
| Net Business Profit *(jisshitsu gyomu jun-eki)** | **29.2** | 24.7 | 4.5 | 18.2% |
| Net Operating Income *(keijou rieki)* | **24.6** | 22.3 | 2.3 | 10.1% |
| Reference: (Stock Gains - net) | **0.1** | 2.2 | (2.1) | (95.5)% |
| (Credit Recoveries)** | **0.0** | 0.6 | (0.6) | (100.0)% |
| Net Income | **37.2** | 31.8 | 5.4 | 17.1% |
| Diluted Net Income per Common Share (yen) | **19.35** | 15.70 | -3.65 | -23.2% |
| Dividend per Share (yen) Common | **1.29** | 1.11 | -0.18 | -16.2% |
| Class A preferred | **6.50** | 6.50 | - | |
| Class B preferred | **2.42** | 2.42 | - | |

* based on management accounting basis

**The Bank posted total net credit recoveries, 11.5 billion yen for Sep. 2004 and 8.2 billion yen for September 2003.

| **Balance Sheet Data** | as of the end of | | (billions of yen) | |
|---|---|---|---|---|
| | **Sep. 2004** | Mar. 2004 | change | |
| | **a** | b | a-b | % |
| Total Assets | **6,534.1** | 6,406.3 | 127.8 | 2.0% |
| Loans and Bills Discounted | **3,372.5** | 3,217.8 | 154.7 | 4.8% |
| Securities | **1,396.9** | 1,508.2 | (111.2) | (7.4)% |
| Cash and Due from Banks | **288.7** | 305.5 | (16.8) | (5.5)% |
| Debentures | **1,337.4** | 1,362.2 | (24.8) | (1.8)% |
| Deposits (including NCDs) | **3,238.2** | 2,778.4 | 459.8 | 16.5% |
| Total Shareholders' Equity | **759.4** | 729.2 | 30.1 | 4.1% |

| **References** | as of the end of | | |
|---|---|---|---|
| | **Sep. 2004** | **Mar. 2004** | **Sep.2003** |
| Exchange Rate (¥/$) | **111.03** | 105.70 | 111.25 |
| Nikkei Average | **10,823.57** | 11,715.39 | 10,219.05 |

## Problem Claims (Based on Financial Revitalization Law)

*(billions of yen)*

| | Sep.30, 04 | | | Mar.31, 04 | Sep.30, 03 |
|---|---|---|---|---|---|
| | | Change from Mar.31, 04 | Change from Sep.30, 03 | | |
| Bankrupt, quasi bankrupt | 9.9 | -1.1 | -4.6 | 11.1 | 14.6 |
| Doubtful | 57.0 | -11.8 | -37.4 | 68.8 | 94.4 |
| Sub standard | 6.6 | -10.6 | -38.4 | 17.2 | 45.1 |
| Total (A) | 73.7 | -23.6 | -80.5 | 97.3 | 154.2 |
| Loan loss reserves (B) | 158.6 | -19.3 | -34.3 | 177.9 | 192.9 |
| Reserve ratio (B)/(A) | 215.2% | 32.4% | 90.1% | 182.8% | 125.1% |
| | | | | | |
| (Ref.) At or below "need caution" level | 167.4 | -57.1 | -134.5 | 224.5 | 301.9 |

## 5. Reserve Ratio to Risk Monitored Loans

| | Sep.30, 04 | | | Mar.31, 04 | Sep.30, 03 |
|---|---|---|---|---|---|
| | | Change from Mar.31, 04 | Change from Sep.30, 03 | | |
| % on risk monitored loans | 221.2% | 30.7% | 93.0% | 190.5% | 128.2% |

# Non-Consolidated Balance Sheets -- Assets

(See Note D)

(millions of yen)

| | Sep. 30, 2004 | Mar. 31, 2004 | Change | |
|---|---|---|---|---|
| | a | b | a-b | % |
| <<Assets>> | | | | |
| Cash and due from banks | 288,759 | 305,563 | (16,804) | (5.5)% |
| Call loans | 50,866 | - | 50,866 | 100.0% |
| Collateral related to securities borrowing transactions | 146,333 | 18,121 | 128,212 | 707.5% |
| Other monetary claims purchased | 67,987 | 91,286 | (23,299) | (25.5)% |
| Trading assets | 436,893 | 633,488 | (196,595) | (31.0)% |
| Monetary assets held in trust | 464,325 | 355,327 | 108,998 | 30.7% |
| Securities | 1,396,928 | 1,508,204 | (111,276) | (7.4)% |
| Loans and bills discounted | 3,372,519 | 3,217,804 | 154,715 | 4.8% |
| Foreign exchanges | 12,361 | 9,490 | 2,871 | 30.3% |
| Other assets | 342,755 | 334,547 | 8,208 | 2.5% |
| Premises and equipment | 26,170 | 24,123 | 2,047 | 8.5% |
| Deferred discounts on and issuance expenses for debentures | 264 | 166 | 98 | 59.0% |
| Deferred tax assets | 24,942 | 21,790 | 3,152 | 14.5% |
| Customers' liabilities for acceptances and guarantees | 61,723 | 64,358 | (2,635) | (4.1)% |
| Reserve for credit losses | (158,652) | (177,960) | 19,308 | (10.8)% |
| **Total assets** | **6,534,178** | 6,406,313 | **127,865** | **2.0%** |
| US$ / yen | @111.03 | @105.70 | | |

# Non-Consolidated Balance Sheets

(See Note D)

## -- Liabilities and shareholders' equity

*(millions of yen)*

| | Sep. 30, 2004 | Mar. 31, 2004 | Change | |
|---|---|---|---|---|
| | a | b | a-b | % |
| **<<Liabilities>>** | | | | |
| Deposits | **2,761,893** | 2,307,413 | 454,480 | 19.7% |
| Negotiable certificates of deposits | **476,336** | 471,068 | 5,268 | 1.1% |
| Debentures | **1,337,451** | 1,362,261 | (24,810) | (1.8)% |
| Call money | **173,397** | 112,559 | 60,838 | 54.0% |
| Payable under repurchase agreements | **44,994** | 445,634 | (400,640) | (89.9)% |
| Collateral related to securities lending transactions | **-** | 29,275 | (29,275) | (100.0)% |
| Trading liabilities | **71,471** | 90,336 | (18,865) | (20.9)% |
| Borrowed money | **338,010** | 335,311 | 2,699 | 0.8% |
| Foreign exchanges | **289** | 280 | 9 | 3.2% |
| Other liabilities | **502,298** | 449,169 | 53,129 | 11.8% |
| Reserve for bonuses payable | **3,774** | 6,971 | (3,197) | (45.9)% |
| Reserve for retirement benefits | **1,421** | 473 | 948 | 200.4% |
| Reserve for loss on disposition of premises and equipment | **153** | - | 153 | 100.0% |
| Reserve for loss on sale of bonds | **1,529** | 1,918 | (389) | (20.3)% |
| Acceptances and guarantees | **61,723** | 64,358 | (2,635) | (4.1)% |
| **Total liabilities** | **5,774,746** | 5,677,033 | **97,713** | **1.7%** |
| **<<Shareholders' equity>>** | | | | |
| Capital stock | **451,296** | 451,296 | - | - |
| Capital surplus | **18,558** | 18,558 | - | - |
| Additional paid-in capital | **18,558** | 18,558 | - | - |
| Retained earnings | **286,160** | 252,308 | 33,852 | 13.4% |
| Legal reserve | **5,512** | 4,823 | 689 | 14.3% |
| Undivided profit at term end | **280,647** | 247,485 | 33,162 | 13.4% |
| Net income | **37,296** | 65,320 | **(28,024)** | **(42.9)%** |
| Net unrealized gains on securities available-for-sale, net of taxes | **3,419** | 7,118 | (3,699) | (52.0)% |
| Treasury stock, at cost | **(2)** | (1) | (1) | (100.0)% |
| **Total shareholders' equity** | **759,431** | 729,280 | 30,151 | 4.1% |
| **Total liabilities and shareholders' equity** | **6,534,178** | 6,406,313 | **127,865** | **2.0%** |
| US$ / yen | **@111.03** | @105.70 | | |

# Non-Consolidated Statements of Income

(See Note E)

*(millions of yen)*

| | IH/FY'04 | IH/FY'03 | Change | |
|---|---|---|---|---|
| | a | b | a-b | % |
| **Operating income** | **90,907** | 82,945 | **7,962** | **9.6%** |
| Interest income | **40,049** | 43,714 | (3,665) | (8.4)% |
| Interest on loans and discounts | 28,766 | 33,545 | (4,779) | (14.2)% |
| Interest and dividends on securities | 6,832 | 6,786 | 46 | 0.7% |
| Fees and commissions (income) | **8,731** | 8,489 | 242 | 2.9% |
| Trading revenue | **14,555** | 65 | 14,490 | 22292.3% |
| Other business income | **7,745** | 10,316 | (2,571) | (24.9)% |
| Other operating income | **19,825** | 20,359 | (534) | (2.6)% |
| **Operating expenses** | **66,286** | 60,572 | **5,714** | **9.4%** |
| Interest expenses | **15,682** | 16,638 | (956) | (5.7)% |
| Interest on deposits | 7,231 | 5,689 | 1,542 | 27.1% |
| Interest on coupon debentures | 3,214 | 4,895 | (1,681) | (34.3)% |
| Fees and commissions (expense) | **4,661** | 2,914 | 1,747 | 60.0% |
| Trading expenses | **71** | 786 | (715) | (91.0)% |
| Other business expenses | **2,564** | 1,838 | 726 | 39.5% |
| General and administrative expenses | **36,325** | 32,625 | 3,700 | 11.3% |
| Other operating expenses | **6,980** | 5,769 | 1,211 | 21.0% |
| **Net operating income** | **24,621** | 22,372 | **2,249** | **10.1%** |
| Extraordinary income | **11,587** | 11,678 | (91) | (0.8)% |
| Extraordinary expenses | **520** | 1,273 | (753) | (59.2)% |
| Income before income taxes | **35,688** | 32,777 | 2,911 | 8.9% |
| Income taxes (current) | **(993)** | (164) | (829) | 505.5% |
| Income taxes (deferred) | **(614)** | 1,099 | (1,713) | (155.9)% |
| **Net income** | **37,296** | 31,843 | **5,453** | **17.1%** |
| Earned surplus brought forward from previous term | **243,351** | 186,297 | **57,054** | **30.6%** |
| Unappropriated earned surplus | **280,647** | 218,140 | **62,507** | **28.7%** |
| US$ / yen | **@111.03** | @111.25 | | |

# Financial Data - Non-Consolidated

## 1. Yield (Domestic Business)

| | 1H/FY04 | 1F/FY03 | Change |
|---|---|---|---|
| **Average Yield on Earning Assets (a)** | **1.32%** | 1.45% | (0.13) |
| Loans | **1.74%** | 1.85% | (0.11) |
| Securities | **0.54%** | 0.49% | 0.05 |
| | | | |
| **Average Funding Cost (b) *** | **2.04%** | 1.85% | 0.19 |
| **Average Yield on Funding Cost (c)** | **0.51%** | 0.59% | (0.08) |
| Deposits and Negotiable Certificates of Deposit | **0.32%** | 0.38% | (0.06) |
| Debentures | **0.48%** | 0.60% | (0.12) |
| | | | |
| **Spread (a-b)** | **(0.72)%** | (0.40)% | (0.32) |
| **Spread (a-c)** | **0.81%** | 0.86% | (0.05) |

* (b) includes expenses as a part of funding cost.

## 2. Risk Monitored Loans

*(billions of yen)*

| | Sep.30, 04 | | | Mar.31, 04 | Sep.30, 03 |
|---|---|---|---|---|---|
| | | Change from Mar.31, 04 | Change from Sep.30, 03 | | |
| Loans to bankrupt obligors | 7.2 | (0.2) | (2.8) | 7.5 | 10.0 |
| Non-accrual delinquent loans | 57.7 | (10.8) | (37.5) | 68.6 | 95.3 |
| Loans past due for 3 months or more | 3.2 | (4.9) | (18.4) | 8.2 | 21.6 |
| Restructured loans | 3.3 | (5.6) | (20.0) | 9.0 | 23.4 |
| Total risk monitored loans | 71.7 | (21.7) | (78.8) | 93.4 | 150.5 |
| | | | | | |
| Loans and bills discounted | 3,372.5 | 154.7 | (93.9) | 3,217.8 | 3,466.4 |
| | | | | | |
| (% to total loans) | | | | | |
| Loans to bankrupt obligors | 0.2% | 0.0% | (0.1)% | 0.2% | 0.3% |
| Non-accrual delinquent loans | 1.7% | (0.4)% | (1.0)% | 2.1% | 2.7% |
| Loans past due for 3 months or more | 0.1% | (0.2)% | (0.5)% | 0.3% | 0.6% |
| Restructured loans | 0.1% | (0.2)% | (0.6)% | 0.3% | 0.7% |
| Total risk monitored loans | 2.1% | (0.8)% | (2.2)% | 2.9% | 4.3% |

## 3. Reserve for Credit Losses

*(billions of yen)*

| | Sep.30, 04 | | | Mar.31, 04 | Sep.30, 03 |
|---|---|---|---|---|---|
| | | Change from Mar.31, 04 | Change from Sep.30, 03 | | |
| Reserve for credit losses | 158.6 | (19.3) | (34.3) | 177.9 | 192.9 |
| General | 51.7 | (9.9) | (27.4) | 61.7 | 79.2 |
| Specific | 106.8 | (9.3) | (6.8) | 116.1 | 113.7 |
| Restructuring countries | 0.0 | 0.0 | (0.0) | 0.0 | 0.0 |

## 4. Reserve Ratio to Risk-Monitored Loans

| | Sep.30, 04 | | | Mar.31, 04 | Sep.30, 03 |
|---|---|---|---|---|---|
| | | Change from Mar.31, 04 | Change from Sep.30, 03 | | |
| % on risk monitored loans | 221.2% | 30.7% | 93.0% | 190.5% | 128.2% |

## 5. Problem Claims (Under Financial Revitalization Law)

*(billions of yen)*

| | Sep.30, 04 | | | Mar.31, 04 | Sep.30, 03 |
|---|---|---|---|---|---|
| | | Change from Mar.31, 04 | Change from Sep.30, 03 | | |
| Bankrupt, quasi bankrupt | 9.9 | (1.1) | (4.6) | 11.1 | 14.6 |
| Doubtful | 57.0 | (11.8) | (37.4) | 68.8 | 94.4 |
| Sub standard | 6.6 | (10.6) | (38.4) | 17.2 | 45.1 |
| Total (A) | 73.7 | (23.6) | (80.5) | 97.3 | 154.2 |
| Loan loss reserves (B) | 158.6 | (19.3) | (34.3) | 177.9 | 192.9 |
| Reserve ratio (B)/(A) | 215.2% | 32.4% | 90.1% | 182.8% | 125.1% |
| | | | | | |
| (Ref.) At or below "need caution" level | 167.4 | (57.1) | (134.5) | 224.5 | 301.9 |

## 6. Average Balance of Assets and Liabilities

*(billions of yen)*

| | **Sep.30, 04** | Mar.31, 04 | **Change** | |
|---|---|---|---|---|
| | **a** | b | **a-b** | % |
| Deposits including NCDs | **3,017.8** | 2,681.0 | 336.8 | 12.6% |
| Debentures | **1,332.3** | 1,492.9 | (160.6) | (10.8)% |
| Loans & Bills Discounted | **3,070.2** | 3,269.7 | (199.4) | (6.1)% |

## 7. Balance of Deposits from Individuals

*(billions of yen)*

| | **Sep.30, '04** | Mar.31, '04 | **Change** | |
|---|---|---|---|---|
| | **a** | b | **a-b** | % |
| Balance of Deposits from individuals | 1,972.5 | 1,578.5 | 393.9 | 25.0% |

## 8. Balance of Housing Loans

*(billions of yen)*

| | Sep.30, 04 | | | Mar.31, 04 | Sep.30, 03 |
|---|---|---|---|---|---|
| | | Change from Mar.31, 04 | Change from Sep.30, 03 | | |
| Balance of housing loans | 245.0 | 76.5 | 164.7 | 168.5 | 80.3 |

## 9. Unrealized Gains on Available-for-Sale Securities

(Consolidated)

*(millions of yen)*

| | Sep. 30, 04 | | |
|---|---|---|---|
| | unrealized gains (net) | gains | losses |
| Equities | **1,160** | 1,165 | 5 |
| Bonds | **53** | 800 | 747 |
| Other | **4,607** | 5,500 | 893 |
| Total | **5,821** | 7,466 | 1,645 |

(Non-Consolidated)

*(millions of yen)*

| | Sep. 30, 04 | | |
|---|---|---|---|
| | unrealized gains (net) | gains | losses |
| Equities | **1,160** | 1,165 | 5 |
| Bonds | **(2)** | 744 | 746 |
| Other | **4,607** | 5,500 | 893 |
| Total | **5,765** | 7,410 | 1,645 |

## 11. Problem Claims

### A. Losses on Disposals

(Consolidated)

*(billions of yen)*

| As of | Net provision of general reserve for loan losses | Disposal of problem claims | Total credit costs |
|---|---|---|---|
| **September 30, 2004** | **(10.4)** | **(0.1)** | **(10.6)** |
| March 31, 2004 | (19.7) | 4.3 | (15.4) |
| September 30, 2003 | (6.6) | (0.6) | (7.2) |

(Non-Consolidated)

*(billions of yen)*

| As of | Net provision of general reserve for loan losses | Disposal of problem claims | Total credit costs |
|---|---|---|---|
| **September 30, 2004** | **(9.6)** | **(0.6)** | **(10.3)** |
| March 31, 2004 | **(19.8)** | **3.1** | **(16.7)** |
| September 30, 2003 | (6.1) | (0.4) | (6.5) |

### B. Final Disposal of Claims and New Claims

(1) Outline

*(billions of yen)*

| As of | Balance of newly added problem claims (claims against possibly bankrupt obligors or worse, disclosure-basis) |
|---|---|
| **September 30, 2004** | **5.5** |
| March 31, 2004 | 15.2 |
| September 30, 2003 | 20.8 |

*(billions of yen)*

| As of | Final disposal of problem claims | | | |
|---|---|---|---|---|
| | Write-off (A) | Sale, etc. (B) | Forgiveness (C) | Total (A)+(B)+(C) |
| **September 30, 2004** | 0.1 | 7.2 | - | 7.3 |
| March 31, 2004 | 8.2 | 90.6 | 5.6 | 104.5 |
| September 30, 2003 | 6.6 | 60.6 | 5.6 | 72.8 |

(2) Balance of Claims

*(billions of yen)*

| As of | Claims against bankrupt and quasi-bankrupt obligors (A) | Doubtful claims (B) | Total (A)+(B) |
|---|---|---|---|
| **September 30, 2004** | **9.9** | **57.0** | **67.0** |
| Claims newly added from March 2004 to September 2004 | 0.3 | 5.2 | 5.5 |
| Claims removed from March 2004 to September 2004 | (1.4) | (17.1) | (18.5) |
| Net change from March 2004 to September 30, 2004 | (1.1) | (11.8) | (13.0) |
| March 31, 2004 | 11.1 | 68.8 | 80.0 |
| September 30, 2003 | 14.6 | 94.4 | 109.0 |

Note:

* The balance of claims against bankrupt and quasi-bankrupt obligors as of September 30, 2004 includes JPY8.5 billion of claims not appearing on the balance sheet as a result of off-balance arrangements.

The balance of claims against bankrupt and quasi-bankrupt obligors as of March 31, 2004 includes JPY11.1 billion of claims not appearing on the balance sheet as a result of off-balance arrangements.

The balance of claims against bankrupt and quasi-bankrupt obligors and doubtful claims as of September 30, 2003 includes JPY10.9 billion and JPY 1.1 billion of claims not appearing on the balance sheet as a result of off-balance arrangements respectively.

### D. Details of Arrangements to Remove Claims from the Balance Sheet

*(billions of yen)*

| | Disposal by liquidation (A) | Disposal by obligor revitalization (B) | Disposal by improvement in conditions accompanying obligor revitalization (C) | Securitization | |
|---|---|---|---|---|---|
| | | | | Total (D) | Sale to RCC |
| **Results of the six months ended September 30, 2004** | - | - | - | (13.2) | - |
| Results of the fiscal year ended March 31, 2004 | (0.6) | (0.2) | - | (49.6) | - |
| Plan of the fiscal year ended March 31, 2005 | (0.0) | - | - | (1.5) | - |

*(billions of yen)*

| | Write-off (E) | Other total (F) | Collection & repayment (G) | Business improvement (H) | Total (sum of A through F) |
|---|---|---|---|---|---|
| **Results of the six months ended September 30, 2004** | (0.1) | (5.2) | (3.5) | (1.6) | (18.5) |
| Results of the fiscal year ended March 31, 2004 | (2.5) | (16.8) | (16.8) | - | (69.9) |
| Plan of the fiscal year ended March 31, 2005 | - | (3.7) | (3.7) | - | (5.2) |

### E. Financial Support for Borrowers

For the interim period ended September 30, 2004, the Bank had one case of the purchase of Aplus's newly issued common shares for JPY 35 billion.

### F. Reserve Ratio

| | As of Sep. 30, 2004 | As of March 31, 2004 | As of Sep. 30, 2003 |
|---|---|---|---|
| (i) Legally or Virtually Bankrupt Obligors (out of unsecured portion of claims) | 100.00% | 100.00% | 100.00% |
| (ii) Possibly Bankrupt Obligors (out of unsecured portion of claims) | 97.04% | 99.56% | 99.07% |
| (iii) Substandard Obligors (out of unsecured portion of claims) | 93.04% | 94.25% | 86.85% |
| (iv) Caution Obligors (except for Substandard Obligors) (out of unsecured portion of claims) | 27.17% | 25.72% | 25.68% |
| (out of total claims) | 10.93% | 11.91% | 12.34% |
| (v) Normal Obligors (out of total claims) | 0.78% | 0.98% | 1.02% |

### G. Reserve by Discounted Cash Flow Method

Since fiscal year 2002, we have established reserves for loan losses using the DCF method to more than 90% of claims, by balance, against substandard obligors and possibly bankrupt obligors.

(Note A)

The table represents a translation of the original consolidated balance sheets prepared in the Japanese language in accordance with regulations of consolidated financial statements.

(Note B)

The table represents a translation of the original consolidated statements of income prepared in the Japanese language in accordance with regulations of consolidated financial statements.

(Note C)

The table represents a translation of the original consolidated statements of cash flows prepared in the Japanese language in accordance with regulations of consolidated financial statements.

(Note D)

The table represents a translation of the original non-consolidated balance sheets prepared in the Japanese language in accordance with commercial code of Japan.

(Note E)

The table represents a translation of the original non-consolidated statements of income prepared in the Japanese language in accordance with commercial code of Japan.



SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111





For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

**Shinsei Bank Launches New Type Small Banking Center, "Shinsei *BankSpot*"**

— Expansion of retail banking network including the Bank ATMs —

Tokyo (Tuesday, December 21, 2004) --- Shinsei Bank will develop a series of small branches based on a new concept, "Shinsei *BankSpot*", in major cities including the Tokyo metropolitan and Kansai areas. To expand its retail banking network, Shinsei Bank will also increase its ATM network including independent ATM locations. As the first Shinsei *BankSpot,* Shinsei opened Ginza Corridor Street *BankSpot* (Chuo-ku, Tokyo) on December 21.

Shinsei *BankSpot* is a mini branch with staff designed to bring products and services closer to customers. In its modern and friendly space, customers can open accounts and have cash cards issued on the spot. Customers can also use the Internet and telephone banking. Liquid crystal touch panels are installed to promptly provide customers with product and service information. Like other Shinsei Bank ATMs, the ATM corner is open for 24 hours 365 days a year, including year-end and New Year's holidays, free of charge. Shinsei Bank plans to enhance the Shinsei *BankSpot* network to about 100 locations in selected convenient locations for the customer.

In addition to Shinsei Bank's own ATMs, our customers can use as many as 60,000 ATMs of IY Bank, the Post Office and other financial institutions based on Shinsei's ATM network alliances. Shinsei Bank will expand its own ATM network including independent ATM locations and increase to 900 locations.

With expansion of retail banking network by Shinsei *BankSpot* and ATMs, Shinsei Bank will continue to provide better products and services and to increase convenience for customers.

【Outline of Shinsei Bank Ginza Corridor Street *BankSpot*】

Name: Shinsei Bank Ginza Corridor Street Annex

Location: On Ginza Corridor Street, 2-1 Ginza 6-chome, Chuo-ku, Tokyo

Opening date: Tuesday, December 21, 2004

Business hours: Weekdays (Monday to Friday) 9:00 to 19:00
(ATM and telephone banking services available 24h/365days)

Staff: 2 to 3 staff

Available services:

1. Immediate opening of Shinsei Bank's comprehensive account *PowerFlex* (including issuing cash cards on the spot)
2. Housing loan consultations by expert staff via video conference phone in a private booth (Remote Consultation)
3. * Account information inquiry, fund transfer and other financial product transactions using Internet banking, Shinsei *PowerDirect* (Shinsei Bank is preparing to launch securities brokerage services via the Internet after January 2005.)
4. * Financial transactions and consultation using Shinsei *PowerCall* telephone banking
5. * Providing information on products and services through large, liquid crystal touch panels
6. * Speedily providing information on account opening procedures and products through Internet
7. * Free ATM transactions

* *These services are available 24h/365days including year-end and New Year's holidays.*

*****

*Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $61 billion in assets and 29 branches throughout Japan, Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service, and customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.*

*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.*

INFORMATION


SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

## Shinsei Bank to Provide 24-Hour ATM Services During Year-End and New Year's Holidays

Tokyo (Friday, December 24, 2004) --- Shinsei Bank, Limited ("Shinsei Bank") today announced that its ATM services during the year-end and New Year's holidays will be available 24-hours-a-day as usual.

During the upcoming year-end and New Year's holidays, Shinsei's integrated *PowerFlex* account cash cardholders will be able to use free of charge ATM services for cash deposits/withdrawals and balance inquiries at ATMs installed at the Bank's head office and branches, at Keihin Kyuko train stations ("Keikyu Station Bank") and at convenience stores. (See the Appendix for details.)

At IY Bank's ATMs installed at 24/7 Seven-Eleven convenience stores (9,768 ATMs as of December 24, 2004), ATM services for cash withdrawals/deposits and balance inquires will be also available 24-hours-a-day for Shinsei *PowerFlex* customers. Shinsei Bank has installed the ATMs that accept foreign issued bank cards and credit cards participating in the VISA International, VISA Electron and PLUS networks in Roppongi Hills and other facilities. These ATMs are also available throughout the year-end and New Year's holiday seasons.

*PowerFlex* customers can use other transaction channels including telephone banking (Shinsei *PowerCall*) and internet banking (Shinsei *PowerDirect*) 24-hours-a-day, seven-days-a-week, including the year-end and New Year's holidays.

**ATM Service Operating Hours and Fees During Year-End and New Year's Holidays (ATMs Installed at Shinsei Head Office and Branches)**

| Date | Operating Hours | Fees |
|---|---|---|
| Friday, Dec. 31, 2004 | **24-hours-a-day** | **Free** |
| Saturday, Jan. 1, 2005 | | |
| Sunday, Jan. 2, 2005 | | |
| Monday, Jan. 3, 2005 | | |

* Some ATMs installed in shopping centers and commercial complexes may follow business hours of the accommodating facilities.

*****

*Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $61 billion in assets and 29 branches throughout Japan, Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service, and customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.*

*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.*

## ATM Service Operating Hours and Fees During Year-End and New Year's Holidays

- For *PowerFlex* cash cardholders -

### Shinsei ATMs installed at head office, branches, shopping centers, stations, hospitals, medical facilities, convenience stores and gas stations

| Transaction | Operating Hours | Fees | Withdrawal Limit (※1) |
|---|---|---|---|
| Withdrawals<br>Deposits<br>Balance Inquires | 24-hours-a-day | Free | - 2 million yen per withdrawal<br>- 5 million yen per day |

(※1) 5 million yen daily withdrawal limit includes withdrawals made through Shinsei ATMs (including remittance to Postal Savings accounts), ATMs of financial institutions with ATM tie-up agreements and Postal Savings ATMs. Some ATMs withdrawal limit is 500,000 yen per withdrawal.

### IY Bank ATMs installed at Seven-Eleven convenience stores

| Transaction | Operating Hours | Fees | Withdrawal Limit (※1) |
|---|---|---|---|
| Withdrawals<br>Deposits<br>Balance Inquires | 24-hours-a-day | Free | - 500,000 yen per withdrawal<br>- 2 million yen per day |

(※1) 2 million yen daily withdrawal limit includes withdrawals made through Shinsei ATMs (including remittance to Postal Savings accounts), ATMs of financial institutions with ATM tie-up agreements and Postal Savings ATMs. The maximum number of bills available per transaction (withdrawals/deposits) is 50.

### Keikyu Station Bank ATMs installed at Keihin Kyuko train stations

| Transaction | Operating Hours | Fees | Withdrawal Limit (※1) |
|---|---|---|---|
| Withdrawals<br>Deposits<br>Balance Inquires | 6:00 – 24:00 | Free | - 500,000 yen per withdrawal<br>- 5 million yen per day |

(※1) 5 million yen daily withdrawal limit includes withdrawals made through Shinsei ATMs (including remittance to Postal Savings accounts), ATMs of financial institutions with ATM tie-up agreements and Postal Savings ATMs.





SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release



Shinsei Bank, Limited
(Code: 8303, TSE First Section)

**Notice on Revision of Past Financial Results of Aplus, Consolidated Subsidiary of Shinsei Bank**

Tokyo (Friday, December 17, 2004) --- Please be informed that Aplus Co., Ltd. ("Aplus"), a publicly traded consolidated subsidiary of Shinsei Bank, today announced revised past financial results for four terms: the first half of fiscal year 2001, fiscal year 2001, 2002 and 2003.

The revisions are made on Aplus's past revenue, business income, ordinary income and extraordinary income for four terms. These revisions reflect a series of business and accounting actions Aplus took after its announced business and capital alliance with Shinsei Bank on September 3, 2004. These revisions, however, don't affect on the financial results for the 1st half of fiscal 2004 and forecast for fiscal 2004, which Aplus announced on November 26, 2004.

Aplus also revised a name of its fifth largest shareholder from UFJ Trust Bank Limited to UFJ Trust Equity Co., Ltd., which was reported in its financial report, *Yuka Shoken Hokokusho* in Japanese, for the 48th business term from April 2003 to March 2004. Aplus today reported this revision to the Kanto Local Finance Bureau of Ministry of Finance.

****

*Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $61 billion in assets and 29 branches throughout Japan, Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service, and customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.*

*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.*

The revisions of financial results are summarized in English as follows:

**Aplus's consolidated income statements (full year)**

Revised numbers are underlined. (Million of yen)

| | FY2001 (4/2001-3/2002) | | FY2002 (4/2002-3/2003) | | FY2003 (4/2003-3/2004) | |
|---|---|---|---|---|---|---|
| | Before revision | **After revision** | Before revision | **After revision** | Before revision | **After revision** |
| Revenue | 104,882 | **100,178** | 106,255 | **100,657** | 107,095 | **107,308** |
| Business income | 2,229 | **(2,474)** | 2,268 | **(3,329)** | 3,438 | **3,652** |
| Ordinary income | 2,372 | **(2,331)** | 2,472 | **(3,125)** | 3,908 | **4,121** |
| Extraordinary income | 102,717 | **107,420** | - | **5,598** | 2,434 | **2,434** |
| Extraordinary losses | 141,478 | **141,478** | - | **-** | 2,033 | **2,246** |
| Net income | (21,225) | **(21,225)** | 706 | **706** | 1,483 | **1,483** |

| | | | | | | |
|---|---|---|---|---|---|---|
| Net income per share | (166.20) yen | **(166.20) yen** | 11.07 yen | **11.07 yen** | 23.24 yen | **23.24 yen** |
| ROE | (76.5)% | **(76.5)%** | 2.3% | **2.3%** | 3.1% | **3.1%** |
| ROA(※1) | 0.1% | **-** | 0.1% | **-** | 0.2% | **0.2%** |
| Revenue per ordinary income ratio | 2.3% | **-** | 2.3% | **-** | 3.6% | **3.8%** |

(※1) ROA is the ratio of ordinary income to total assets.

**Aplus's non-consolidated income statements (full year)**

Revised numbers are underlined. (Million of yen)

| | FY2001 (4/2001-3/2002) | | FY2002 (4/2002-3/2003) | | FY2003 (4/2003-3/2004) | |
|---|---|---|---|---|---|---|
| | Before revision | **After revision** | Before revision | **After revision** | Before revision | **After revision** |
| Revenue | 102,407 | **97,703** | 103,634 | **98,036** | 106,604 | **106,818** |
| Business income | 2,544 | **(2,159)** | 2,105 | **(3,492)** | 3,026 | **3,239** |
| Ordinary income | 2,545 | **(2,158)** | 2,109 | **(3,488)** | 3,054 | **3,267** |
| Extraordinary income | 102,761 | **107,464** | - | **5,598** | 2,434 | **2,434** |
| Extraordinary losses | 141,478 | **141,478** | - | **-** | 2,033 | **2,246** |
| Net income | (21,181) | **(21,181)** | 418 | **418** | 753 | **753** |

| | | | | | | |
|---|---|---|---|---|---|---|
| Net income per share | (165.86) yen | **(165.86) yen** | 6.56 yen | **6.56 yen** | 11.81 yen | **11.81 yen** |
| ROE | (76.4)% | **(76.4)%** | 1.3% | **1.3%** | 1.6% | **1.6%** |
| ROA(※1) | 0.1% | **-** | 0.1% | **-** | 0.2% | **0.2%** |
| Revenue per ordinary income ratio | 2.5% | **-** | 2.0% | **-** | 2.9% | **3.0%** |

(※1) ROA is the ratio of ordinary income to total asset.

## Aplus's income statements (interim, consolidated and non-consolidated)

Revised numbers are underlined. (Million of yen)

| Consolidated | Interim FY2001 (4/2001-9/2001) | |
|---|---|---|
| | Before revision | **After revision** |
| Revenue | 57,994 | **53,290** |
| Business income | 2,507 | **(2,196)** |
| Ordinary income | 2,640 | **(2,063)** |
| Extraordinary income | - | **4,703** |
| Extraordinary losses | - | **-** |
| Net income | 1,500 | **1,500** |

| Non-consolidated | Interim FY2001 (4/2001-9/2001) | |
|---|---|---|
| | Before revision | **After revision** |
| Revenue | 56,866 | **52,163** |
| Business income | 2,529 | **(2,174)** |
| Ordinary income | 2,535 | **(2,168)** |
| Extraordinary income | - | **4,703** |
| Extraordinary losses | - | **-** |
| Net income | 1,393 | **1,393** |

| | | |
|---|---|---|
| Net income per share | 11.75 yen | **11.75 yen** |

| | | |
|---|---|---|
| Net income per share | 10.91 yen | **10.91 yen** |


INFORMATION


SHINSEI BANK



SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Press Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

## Shinsei Bank Announces First Half Fiscal 2004 Financial Results

Tokyo (Monday, December 20, 2004) – Shinsei Bank, Limited ("Shinsei Bank") today announced its *financial results for six months ended September 30, 2004.*

### First Half FY2004 Financial Highlights

*(all figures compared to first half FY2003)*

- Consolidated revenue grew 18% to 72.8 billion yen (operating basis)
- Consolidated net income grew 20% to 40.7 billion yen
- Non-interest income as a percentage of total revenue grew to 65% from 54% (operating basis)
- Expense Revenue Ratio decreased to 52.8% from 55.5% in FY2003
- Problem claims to total claims decreased to 2.0% (non-consolidated)

### 1. Income Statement:

Shinsei Bank reported consolidated net income of 40.7 billion yen for the first half of FY2004, an increase of 20 percent. Diluted earnings per share for the year were 21.2 yen, an increase of 26% from the same period last year.

For the period ended September 30, 2004, consolidated revenue increased 18% to 72.8 billion yen. Non-interest income increased to 47.5 billion yen from 33.8 billion yen in the first half FY2003. The Bank continued to diversify its revenue sources and lower its reliance on interest income for the fourth straight year. Non-interest income grew to 65% of total revenue. Shinsei took steps to build its non-bank finance business by acquiring a majority stake in Aplus, one of the leading Japanese consumer finance companies.

The Bank's consolidated income statement does not include Aplus's first half results because the transaction took place at the end of the reporting period.

In the first half of fiscal 2004, the expense to total revenue ratio improved to 52.8% - an improvement from 55.5% in FY 2003.

Asset quality improved further as the Bank recorded a credit recovery of 10.7 billion yen for the first half of FY2004.

On a non-consolidated basis, Shinsei Bank's total revenue grew 14% to 64.8 billion yen from the first half of FY2003. The increase in non-interest income more than offset the decrease in net interest income. Non-consolidated net business profit before general reserve for loan losses (*jisshitsu gyomu jun-eki*) grew 18% to 29.2 billion yen, and non-consolidated net income after tax grew 17% to 37.2 billion yen from the first half of FY2003.

**2. Balance Sheet:**

Shinsei Bank's loan balance was 3.1 trillion yen at the end of September 2004, marginally higher than 3.0 trillion yen as of the end of March 2004. The increase was the result of strong demand for retail housing loans partially offset by a bottoming out of corporate loans and a reduction in lending to less creditworthy customers. The retail housing loan balance grew 55% in last six-month to 219 billion yen as of September 2004. With its non-performing loan issue largely solved, the Bank is now focused on growing its asset portfolio in institutional and retail lending.

During the first half of FY2004, Shinsei's funding mix also improved, with total deposits increasing 19% to 3,168.7 billion yen while bank debentures and corporate bond decreased 1.9% to 1,362.7 billion yen. Notably, retail deposits increased 25% to 1.9 trillion yen, further strengthening and stabilizing the Bank's funding sources. Retail funding now comprises 57% of our total customer funding.

The Bank is shifting its major sources of funding towards deposits and away from debentures, although it retains the ability to access both markets. Despite the charter conversion to an ordinary bank completed in April 2004, Shinsei possesses the right to issue debentures through March 2014.

**3. Non-performing Loans (non-consolidated):**

Shinsei Bank reduced its non-performing loan balance further. As of September 30, 2004, total non-performing loans were at 73.7 billion yen – a decline of 23.6 billion yen or 24% Non-performing loans currently represent 2% of total claims outstanding.

**4. Reserve for Credit Losses (non-consolidated):**

The total reserve for credit losses was 158.6 billion yen as of the end of September 2004, a decline of 19.3 billion yen from the end of March 2004. The Bank maintained a total reserve for credit losses to total claims ratio of 4.3%. The coverage ratio of reserves and collateral to non-performing loans was approximately 98% at the end of the period.

**5. Capital Ratios:**

Shinsei Bank is committed to deploy its excess capital in value-enhancing opportunities. In September 2004, Shinsei Bank acquired a majority interest in Aplus Co., Ltd ("Aplus"). The transaction resulted in the total capital ratio of 11.8%, down from 21.1% in March 2004, and the Tier 1 ratio of 8.0%, down from 16.2% in March 2004. Shinsei Bank's capital predominantly consists of core capital. The net deferred tax asset portion remains at approximately 1.5% of total Tier 1 capital.

**6. Aplus Transaction Summary and Update:**

On September 28, 2004, Shinsei Bank acquired a majority stake in Aplus. The transaction involved purchasing 35 billion yen of newly issued common stock and 30 billion yen of outstanding preferred shares. The transaction fulfilled a strategic objective to leverage Shinsei Bank's strong capital position by expanding the Bank's non-bank finance operations.

On November 5, 2004 Shinsei Bank and Aplus announced a capital enhancement plan for Aplus. The plan will include an issuance of new preferred shares of approximately 241 billion yen. Shinsei intends to purchase approximately 143 billion yen of the issuance, with the balance sold to third party investors. The proceeds from preferred share issue will be used to restructure the Aplus balance sheet and position the business for growth.

On November 26, 2004, Aplus revised its revenue and net income projections for the first half FY2004, reporting a net loss of 264.7 billion yen, largely comprised of extraordinary losses. The revision reflected a series of business and accounting actions Aplus took to keep consistent with the accounting policies of Shinsei Bank. The actions applied to disposition of non-core businesses, accounting changes in revenue recognition, increased credit reserves and re-evaluation of fixed assets. Proceeds from the 241 billion yen preferred share issue will recapitalize Aplus' balance sheet and provide sufficient resources for future growth.

Shinsei Bank's consolidated balance sheet as of September 30, 2004 reflects the impact of a fair value review of Aplus assets. As of September 30, 2004, Aplus' net worth was negative 181 billion yen. As a result of Shinsei's 65 billion yen investment, Shinsei will record approximately 246 billion yen of intangible assets, of which approximately 202 billion yen will be recorded as residual goodwill.

The consolidated balance sheet of Shinsei Bank as of September 30, 2004 does not reflect the planned new preferred share issue of 241 billion yen. The Bank's consolidated income statement for the first half FY2004 does not include Aplus' first half results because the acquisition took place at the end of the reporting period.

**7. Earnings Forecast:**

Shinsei Bank has provided an expected earnings level for fiscal year 2004 (ending March 31, 2005).

As previously stated, on September 28, 2004, Shinsei Bank acquired a majority interest in Aplus. On November 5, 2004, Shinsei Bank announced the details of its plan to restructure the Aplus balance sheet.

The Aplus capital enhancement will result in the creation of various intangible assets. Under Japanese accounting rules, these assets can be amortized. The amortization period for identifiable intangibles would depend on the nature of the underlying intangible assets and will range between 10 and 20 years. The residual goodwill will be amortized over 20 years. This will result in a non-cash charge against Shinsei Bank's consolidated net income. To increase transparency and understanding of the Bank's underlying performance, Shinsei will report both reportable net income and a supplemental cash net income with its FY2004 results. Shinsei has also provided below a projected cash net income figure for the FY2004. Cash net income results exclude the amortization of total intangibles.

***<Net income and net operating income projections>***

| | FY2004 after revision (on December 20, 2004) | FY2004 before revision (announced on May 28, 2004) |
|---|---|---|
| Net Operating Income (Consolidated) | 64.0 | 62.0 |
| Net Income[1] (Consolidated) | 65.0 | 66.0 |
| Cash Basis Net Income (Consolidated) | 74.0 | - |

Note: 1. Reported net income

At a press conference announcing these results, Masamoto Yashiro, the Chairman, President and CEO of Shinsei Bank, said the following:

"Our retail business, which entered the fourth year of operation since the launch in June 2001, continues to grow. New financial centers opened and the Bank continued to expand and improve our transaction channels, including Internet banking, the ATM network and call centers that are available 24x7 free of charge. We add 25,000 – 30,000 new *PowerFlex* accounts per month and now have over 1.18 million individual customers' accounts, surpassing the 1 million account milestone in May 2004. Our retail business achieved profitability in the first half of fiscal 2004, driven by our new "*Powered One*" deposit product and housing loan. From its launch in April 2004 to November 2004, the "*Powered One*" deposit has attracted 80,000 customers with an approximate 390 billion yen balance. In 2005, we will continue to launch new innovative products and enhance our retail offering. Early next year we will launch a security brokerage service in conjunction with Rakuten Securities, allowing Shinsei Bank customers to purchase equities through the Shinsei *Powerdirect* Internet banking services. We will also continue to expand our ATM and branch network and improve the productivity of our branches.

"Shinsei's institutional banking business continues to grow by providing valuable financial solutions to meet our customers' needs in funding, investment, restructuring and improving operational efficiency. In the first half of fiscal 2004, revenues grew substantially. Non-interest income represented more than 60% of total revenue as securitization, credit trading, non-recourse financing and M&A advisory services continued to show good growth. Our securitization business remains one of our core strengths and has established a reputation for quality and excellence far in excess of our size. We continue to expand our corporate revitalization business and supported both Mitsui Norin and MatsuyaDenki on their restructuring efforts. We are optimistic on the future potential of this business.

"We have also taken steps to build our non-bank finance business operation as the third pillar of our growth strategy. In 2004, Shinsei Bank subsidized and integrated Apolo Finance and Equion, now Shinsei Property Finance; established a joint venture with Nissin; acquired the consumer installment credit business of Teijin Finance, which we renamed Shinsei Sales Finance; and increased our stake in Shinki to 39.11% from 4.95% by converting the first unsecured convertible bonds issued by Shinki. At the end of the reporting period, we took another step towards building our non-bank finance business by acquiring a majority stake in Aplus, one of the leading consumer finance companies in Japan. Aplus provides Shinsei Bank with a new growth platform and is an excellent fit for our existing banking business and technical skillset. Aplus brings to Shinsei over 4 million credit card

customers, installment finance expertise and an attractive cash loan business. Shinsei Bank will apply its best-in-class IT systems and retail banking expertise to help Aplus operate more efficiently and accelerate growth in the future."

"Since the re-launch as Shinsei Bank in March 2000, we have restored the Bank's asset quality and financial strength and established a new business model with investment and retail banking businesses. We introduced a new banking model to the Japanese market – a Better Banking model. During the first half of the year, we saw clear evidence that Better Banking creates Better Value and have acted to ensure that we will continue to create value in the future. In February 2004, Shinsei Bank listed its common shares on First Section of the Tokyo Stock Exchange. The listing raised Shinsei's profile among our customer base and contributed to better financial performance during the period. The listing and charter conversion to an ordinary bank marked the launch of a new stage of the Bank's development. We are proud of our achievements and excited about the opportunities that lie ahead. In 2005, management will continue to apply the principles of Better Banking and maintain its focus on delivering stable, long-term profits."

****

*Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $61 billion in assets and 29 branches throughout Japan, Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service, and customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.*

*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.*

# Financial Highlights - Consolidated

| **Results of Operations** | for the six months ended | | *(billions of yen)* | |
|---|---|---|---|---|
| | **Sep. 2004** | Sep. 2003 | change | |
| | **a** | b | a-b | % |
| Total Revenue * | **72.8** | 61.7 | 11.1 | 18.0% |
| Expenses * | **38.5** | 33.6 | 4.9 | 14.6% |
| Net Business Profit | **34.3** | 28.0 | 6.3 | 22.5% |
| Reference: (Credit Recoveries) | **10.6** | 7.2 | 3.4 | 47.2% |
| Net Income | **40.7** | 34.0 | 6.7 | 19.8% |
| Diluted Net Income per Common Share | **21.16** | 16.79 | 4.37 | 26.0% |

* based on the management accounting basis

| **Balance Sheet Data** | as of the end of | | *(billions of yen)* | |
|---|---|---|---|---|
| | **Sep. 2004** | Mar. 2004 | change | |
| | **a** | b | a-b | % |
| Total Assets | **8,325.3** | 6,343.7 | 1,981.6 | 31.2% |
| Loans and Bills Discounted | **3,074.6** | 3,047.0 | 27.6 | 0.9% |
| Securities | **1,339.8** | 1,483.2 | (143.3) | (9.7)% |
| Cash and Due from Banks | **468.9** | 312.7 | 156.1 | 49.9% |
| Debentures | **1,333.2** | 1,388.6 | (55.4) | (4.0)% |
| Deposits (including NCDs) | **3,168.8** | 2,734.4 | 434.3 | 15.9% |
| Total Shareholders' Equity | **763.7** | 730.0 | 33.7 | 4.6% |

| **Capital Adequacy Ratio** | as of the end of | | *(billions of yen)* | |
|---|---|---|---|---|
| | **Sep. 2004** | Mar. 2004 | **Change** | |
| | **a** | b | **a-b** | % |
| Capital Adequacy Ratio | **11.79%** | 21.13% | (9.34)% | |
| Tier I Ratio | **7.99%** | 16.15% | (8.16)% | |
| Tier I Capital | **486.5** | 720.3 | (233.8) | (32.5)% |
| Tier II Capital | **236.5** | 226.8 | 9.7 | 4.3% |
| Risk Assets | **6,085.5** | 4,458.7 | 1,626.8 | 36.5% |

| **References** | as of the end of | | |
|---|---|---|---|
| | **Sep. 2004** | **Mar. 2004** | **Sep.2003** |
| Exchange Rate (¥/$) | **111.03** | 105.70 | 111.25 |
| Nikkei Average | **10,823.57** | 11,715.39 | 10,219.05 |

# Financial Data - Consolidated

## 1. Risk Monitored Loans

*(billions of yen)*

| | Sep.30, 04 | Change from Mar.31, 04 | Change from Sep.30, 03 | Mar.31, 04 | Sep.30, 03 |
|---|---|---|---|---|---|
| Loans to bankrupt obligors | 7.8 | (0.1) | (2.6) | 7.9 | 10.4 |
| Non-accrual delinquent loans | 61.3 | (8.2) | (35.3) | 69.5 | 96.6 |
| Loans past due for 3 months or more | 4.8 | (3.3) | (16.8) | 8.2 | 21.6 |
| Restructured loans | 22.9 | 13.6 | (0.6) | 9.2 | 23.5 |
| Total risk monitored loans | 96.9 | 2.0 | (55.4) | 94.9 | 152.4 |

| | Sep.30, 04 | Change from Mar.31, 04 | Change from Sep.30, 03 | Mar.31, 04 | Sep.30, 03 |
|---|---|---|---|---|---|
| Loans and bills discounted | 3,074.6 | 27.6 | (202.7) | 3,047.0 | 3,277.4 |

(% to total loans)

| | Sep.30, 04 | Change from Mar.31, 04 | Change from Sep.30, 03 | Mar.31, 04 | Sep.30, 03 |
|---|---|---|---|---|---|
| Loans to bankrupt obligors | 0.3% | 0.0% | 0.0% | 0.3% | 0.3% |
| Non-accrual delinquent loans | 2.0% | (0.3)% | (1.0)% | 2.3% | 3.0% |
| Loans past due for 3 months or more | 0.2% | (0.1)% | (0.5)% | 0.3% | 0.7% |
| Restructured loans | 0.7% | 0.4% | 0.0% | 0.3% | 0.7% |
| Total risk monitored loans | 3.2% | 0.1% | (1.5)% | 3.1% | 4.7% |

## 2. Reserve Ratio to Risk Monitored Loans

| | Sep.30, 04 | Change from Mar.31, 04 | Change from Sep.30, 03 | Mar.31, 04 | Sep.30, 03 |
|---|---|---|---|---|---|
| % on risk monitored loans | 162.6% | (24.8)% | 36.4% | 187.4% | 126.2% |

## 3. Subsidiaries and Affiliates

| | **Sep.30, '04** | Sep.30, '03 |
|---|---|---|
| Subsidiaries | **66** | 40 |
| Affiliates accounted for using the equity method | **5** | 4 |

# Consolidated Balance Sheets

(See Note A)

## -- Assets

(millions of yen)

| | Sep. 30, 2004 | Mar. 31, 2004 | Change | |
|---|---|---|---|---|
| | a | b | a-b | % |
| <<Assets>> | | | | |
| Cash and due from banks | **468,901** | 312,709 | 156,192 | 49.9% |
| Call loans and bills bought | **50,866** | - | 50,866 | 100.0% |
| Collateral related to securities borrowing transactions | **146,333** | 18,121 | 128,212 | 707.5% |
| Other monetary claims purchased | **233,881** | 246,987 | (13,106) | (5.3)% |
| Trading assets | **443,634** | 635,096 | (191,462) | (30.1)% |
| Monetary assets held in trust | **429,588** | 242,750 | 186,838 | 77.0% |
| Securities | **1,339,840** | 1,483,234 | (143,394) | (9.7%) |
| Loans and bills discounted | **3,074,644** | 3,047,042 | 27,602 | 0.9% |
| Foreign exchanges | **12,361** | 9,490 | 2,871 | 30.3% |
| Other assets | **711,793** | 375,075 | 336,718 | 89.8% |
| Premises and equipment | **106,215** | 89,703 | 16,512 | 18.4% |
| Deferred discounts on and issuance expenses for debentures | **264** | 179 | 85 | 47.5% |
| Deferred discounts on and issuance expenses for corporate bonds | **6** | - | 6 | 100.0% |
| Deferred tax assets | **26,019** | 22,941 | 3,078 | 13.4% |
| Consolidation goodwill | **200,841** | - | 200,841 | 100.0% |
| Customers' liabilities for acceptances and guarantees | **1,237,801** | 38,339 | 1,199,462 | 3128.6% |
| Reserve for credit losses | **(157,597)** | (177,916) | 20,319 | (11.4)% |
| **Total assets** | **8,325,396** | 6,343,755 | 1,981,641 | 31.2% |
| US$ / yen | **@111.03** | @105.70 | | |

# Consolidated Balance Sheets

(See Note A)

## -- Liabilities, minority interests in subsidiaries and shareholders' equity

*(millions of yen)*

| | Sep. 30, 2004 | Mar. 31, 2004 | Change | |
|---|---|---|---|---|
| | a | b | a-b | % |
| **<<Liabilities>>** | | | | |
| Deposits | **2,692,494** | 2,263,421 | 429,073 | 19.0% |
| Negotiable certificates of deposit | **476,336** | 471,068 | 5,268 | 1.1% |
| Debentures | **1,333,211** | 1,388,696 | (55,485) | (4.0)% |
| Call money and bills sold | **173,397** | 112,559 | 60,838 | 54.0% |
| Payables under repurchase agreements | **44,994** | 445,634 | (400,640) | (89.9)% |
| Collateral related to securities lending transactions | **-** | 29,275 | (29,275) | (100.0)% |
| Commercial paper | **11,086** | - | 11,086 | 100.0% |
| Trading liabilities | **72,506** | 92,231 | (19,725) | (21.4)% |
| Borrowed money | **656,108** | 334,416 | 321,692 | 96.2% |
| Foreign exchanges | **12** | 4 | 8 | 200.0% |
| Corporate bonds | **29,528** | - | 29,528 | 100.0% |
| Other liabilities | **805,479** | 424,899 | 380,580 | 89.6% |
| Reserve for bonuses payable | **5,791** | 8,722 | (2,931) | (33.6)% |
| Reserve for retirement benefits | **1,589** | 629 | 960 | 152.6% |
| Reserve for loss on disposition of premises and equipment | **153** | - | 153 | 100.0% |
| Reserve for loss on sale of bonds | **1,529** | 1,918 | (389) | (20.3)% |
| Reserve under special law | **0** | 0 | 0 | 0.0% |
| Deferred tax liabilities | **18,584** | 42 | 18,542 | 44147.6% |
| Consolidation goodwill | **-** | 915 | (915) | (100.0)% |
| Acceptances and guarantees | **1,237,801** | 38,339 | 1,199,462 | 3128.6% |
| **Total liabilities** | **7,560,605** | 5,612,776 | 1,947,829 | 34.7% |
| **Minority interests in subsidiaries** | **1,069** | 977 | 92 | 9.4% |
| **<<Shareholders' equity>>** | | | | |
| Capital stock | **451,296** | 451,296 | - | - |
| Capital surplus | **18,558** | 18,558 | - | - |
| Retained earnings | **288,082** | 250,737 | 37,345 | 14.9% |
| Net unrealized gains on securities available-for-sale, net of taxes | **3,452** | 7,154 | (3,702) | (51.7)% |
| Foreign currency transaction adjustments | **2,333** | 2,255 | 78 | 3.5% |
| Treasury stock, at cost | **(2)** | (1) | (1) | 100.0% |
| **Total shareholders' equity** | **763,721** | 730,000 | 33,721 | 4.6% |
| **Total liabilities, minority interest in subsidiaries and shareholders' equity** | **8,325,396** | 6,343,755 | 1,981,641 | 31.2% |
| US$ / yen | @111.03 | @105.70 | | |

# Consolidated Statements of Income

(See Note B)

(millions of yen)

| | IH/FY'04 | IH/FY'03 | Change | |
|---|---|---|---|---|
| | a | b | a-b | % |
| **Operating income** | **103,722** | 87,407 | **16,315** | **18.7%** |
| Interest income | **41,536** | 44,962 | (3,426) | (7.6)% |
| Interest on loans and discounts | 29,630 | 33,712 | (4,082) | (12.1)% |
| Interest and dividends on securities | 7,092 | 6,975 | 117 | 1.7% |
| Fees and commissions (income) | **13,935** | 10,797 | 3,138 | 29.1% |
| Trading revenue | **15,325** | 448 | 14,877 | 3320.8% |
| Other business income | **19,855** | 13,799 | 6,056 | 43.9% |
| Other operating income | **13,069** | 17,400 | (4,331) | (24.9)% |
| **Operating expenses** | **75,150** | 62,923 | **12,227** | **19.4%** |
| Interest expenses | **16,165** | 16,716 | (551) | (3.3)% |
| Interest on deposits | 7,210 | 5,651 | 1,559 | 27.6% |
| Interest on debentures | 3,203 | 5,308 | (2,105) | (39.7)% |
| Fees and commissions (expense) | **4,510** | 3,195 | 1,315 | 41.2% |
| Trading expenses | **-** | 692 | (692) | (100.0)% |
| Other business expenses | **6,963** | 2,367 | 4,596 | 194.2% |
| General and administrative expenses | **39,241** | 34,164 | 5,077 | 14.9% |
| Other operating expenses | **8,269** | 5,786 | 2,483 | 42.9% |
| **Net operating income** | **28,572** | 24,484 | **4,088** | **16.7%** |
| Extraordinary income | **12,903** | 12,723 | 180 | 1.4% |
| Extraordinary expenses | **543** | 1,473 | (930) | (63.1)% |
| Income before income taxes and minority interests | **40,932** | 35,734 | 5,198 | 14.5% |
| Income taxes (current) | **630** | 562 | 68 | 12.1% |
| Income taxes (deferred) | **(539)** | 1,155 | (1,694) | (146.7)% |
| Minority interests in net income (loss) of subsidiaries | **52** | (21) | 73 | (347.6)% |
| **Net income** | **40,789** | 34,038 | **6,751** | **19.8%** |

(billions of yen)

| | | | | |
|---|---|---|---|---|
| (Ref.) Net business profit (*jisshitsu gyomu jun-eki*) * | **34** | 28 | **6** | **21.2%** |
| US$ / yen | **@111.03** | @111.25 | | |

* Management accounting basis, including income from investment in monetary assets held in trust

## Consolidated Statements of Cash Flows

(See Note C)

(millions of yen)

| | Sep. 30,2004 | Sep. 30,2003 | Change |
|---|---|---|---|
| I. Cash flows from operating activities: | | | |
| Income before income taxes and minority interests | **40,932** | 35,734 | 5,198 |
| Depreciation | **1,724** | 1,568 | 156 |
| Amortization of goodwill | **(24)** | (24) | 0 |
| Equity in gains of affiliates | **(141)** | (99) | (42) |
| Net change in reserve for credit losses | **(20,322)** | (24,427) | 4,105 |
| Net change in reserve for bonuses payable | **(4,159)** | (4,330) | 171 |
| Net change in reserve for retirement benefits | **959** | (829) | 1,788 |
| Net change in reserve for loss on disposition of premises and | **153** | (373) | 526 |
| Net change in provision of reserve for loss on sale of bonds | **(389)** | 773 | (1,162) |
| Interest income | **(41,536)** | (44,962) | 3,426 |
| Interest expenses | **16,165** | 16,716 | (551) |
| Gain on securities sold | **(7,039)** | (10,212) | 3,173 |
| Gain on monetary assets held in trust | **(1,312)** | (707) | (605) |
| Net exchange losses | **(7,297)** | 15,884 | (23,181) |
| Net change on sale of premises and equipment | **308** | 583 | (275) |
| Net change in trading assets | **169,918** | (236,779) | 406,697 |
| Net change in trading liabilities | **126,791** | (404) | 127,195 |
| Net change in loans and bills discounted | **(149,834)** | 220,782 | (370,616) |
| Net change in deposits | **429,074** | 16,500 | 412,574 |
| Net change in negotiable certificates of deposit | **5,267** | 64,303 | (59,036) |
| Net change in debentures | **(26,406)** | (476,732) | 450,326 |
| Net change in borrowed money (other than subordinated debt) | **(9,538)** | (249) | (9,289) |
| Net change in due from banks (other than deposit with the bank of | **(24,522)** | 20,514 | (45,036) |
| Net change in call loans,commercial paper | **(50,866)** | 536 | (51,402) |
| Net cahnge in other monetary claims purchased | **14,484** | 19,432 | (4,948) |
| Net change in collateral related to securities borrowing transactions | **(128,212)** | (14,006) | (114,206) |
| Net change in payables under repurchase agreements | **(400,639)** | 266,593 | (677,232) |
| Net change in call money | **60,837** | 109,100 | (48,263) |
| Net change in commercial paper | **38,864** | - | 38,864 |
| Net change in collateral related to securities lending transactions | **(29,275)** | (139,187) | 109,912 |
| Net cahnge in foreign exchange assets | **(2,870)** | (409) | (2,461) |
| Net change in foreign exchange liabilities | **7** | (10) | 17 |
| Net Decrease in net trust account | **36,690** | 97,426 | (60,736) |
| Interest received | **50,085** | 52,864 | (2,779) |
| Interest paid | **(15,218)** | (19,492) | 4,274 |
| Net change in trading securities | **18,320** | (17,171) | 35,491 |
| Net change in monetary assets held in trust | **(122,718)** | (132,058) | 9,340 |
| Others,net | **18,370** | (50,092) | 68,462 |
| Subtotal | **(13,368)** | (233,246) | 219,878 |
| Income taxes paid | **(737)** | (823) | 86 |
| Net cash used in operating activities | **(14,106)** | (234,070) | 219,964 |
| II. Cash flows from investing activities: | | | |
| Purchases of securities | **(1,751,751)** | (967,823) | (783,928) |
| Proceeds from sale of securities | **290,474** | 373,582 | (83,108) |
| Proceeds from redemption of securities | **1,510,667** | 841,245 | 669,422 |
| Investment in monetary assets held in trust | **(6,791)** | (3,013) | (3,778) |
| Proceeds from disposition of monetary assets held in trust | **8,089** | 632 | 7,457 |
| Purchases of premises and equipment | **(4,102)** | (3,254) | (848) |
| Proceeds from sale of premises and equipment | **26** | 763 | (737) |
| Proceeds from acquisition of new subsidiaries and affiliates | **10,020** | - | 10,020 |
| Payment for acquisition of new subsidiaries and affiliates | **-** | (22) | 22 |
| Others,net | **244** | - | 244 |
| Net cash provided by investing activities | **56,877** | 242,110 | (185,233) |
| III. Cash flows from financing activities: | | | |
| Repayment of subordinated debt | **-** | (38,000) | 38,000 |
| Payment for redemption of subordinated bonds | **(1,570)** | (50) | (1,520) |
| Dividends paid | **(3,444)** | (6,888) | 3,445 |
| Payment related to tresury stock | **(1)** | - | (1) |
| Net cash used in financing activities | **(5,015)** | (44,938) | 39,923 |
| IV. Effect of exchage rate changes on cash and cash equivalents | **16** | - | 16 |
| V. Net increase in cash and cash equivalents | **37,771** | (36,899) | 74,670 |
| VI. Cash and cash equivalents at beginning of period | **157,178** | 138,991 | 18,817 |
| VII. Cash and cash equivalents at end of period | **194,950** | 102,092 | 92,858 |

# Financial Highlights - Non-Consolidated

| Results of Operations | for the six months ended | | | *(billions of yen)* |
|---|---|---|---|---|
| | **Sep. 2004** | Sep. 2003 | change | |
| | **a** | b | a-b | % |
| Total Revenue* | **64.8** | 56.9 | 7.9 | 13.9% |
| Net Business Profit *(jisshitsu gyomu jun-eki)** | **29.2** | 24.7 | 4.5 | 18.2% |
| Net Operating Income *(keijou rieki)* | **24.6** | 22.3 | 2.3 | 10.1% |
| Reference: (Stock Gains - net) | **0.1** | 2.2 | (2.1) | (95.5)% |
| (Credit Recoveries)** | **0.0** | 0.6 | (0.6) | (100.0)% |
| Net Income | **37.2** | 31.8 | 5.4 | 17.1% |
| Diluted Net Income per Common Share (yen) | **19.35** | 15.70 | -3.65 | -23.2% |
| Dividend per Share (yen) Common | **1.29** | 1.11 | -0.18 | -16.2% |
| Class A preferred | **6.50** | 6.50 | - | |
| Class B preferred | **2.42** | 2.42 | - | |

* based on management accounting basis

**The Bank posted total net credit recoveries, 11.5 billion yen for Sep. 2004 and 8.2 billion yen for September 2003.

| Balance Sheet Data | as of the end of | | | *(billions of yen)* |
|---|---|---|---|---|
| | **Sep. 2004** | Mar. 2004 | change | |
| | **a** | b | a-b | % |
| Total Assets | **6,534.1** | 6,406.3 | 127.8 | 2.0% |
| Loans and Bills Discounted | **3,372.5** | 3,217.8 | 154.7 | 4.8% |
| Securities | **1,396.9** | 1,508.2 | (111.2) | (7.4)% |
| Cash and Due from Banks | **288.7** | 305.5 | (16.8) | (5.5)% |
| Debentures | **1,337.4** | 1,362.2 | (24.8) | (1.8)% |
| Deposits (including NCDs) | **3,238.2** | 2,778.4 | 459.8 | 16.5% |
| Total Shareholders' Equity | **759.4** | 729.2 | 30.1 | 4.1% |

| References | as of the end of | | |
|---|---|---|---|
| | **Sep. 2004** | **Mar. 2004** | **Sep.2003** |
| Exchange Rate (¥/$) | **111.03** | 105.70 | 111.25 |
| Nikkei Average | **10,823.57** | 11,715.39 | 10,219.05 |

## Problem Claims (Based on Financial Revitalization Law)

(billions of yen)

| | Sep.30, 04 | | | Mar.31, 04 | Sep.30, 03 |
|---|---|---|---|---|---|
| | | Change from Mar.31, 04 | Change from Sep.30, 03 | | |
| Bankrupt, quasi bankrupt | 9.9 | -1.1 | -4.6 | 11.1 | 14.6 |
| Doubtful | 57.0 | -11.8 | -37.4 | 68.8 | 94.4 |
| Sub standard | 6.6 | -10.6 | -38.4 | 17.2 | 45.1 |
| Total (A) | 73.7 | -23.6 | -80.5 | 97.3 | 154.2 |
| Loan loss reserves (B) | 158.6 | -19.3 | -34.3 | 177.9 | 192.9 |
| Reserve ratio (B)/(A) | 215.2% | 32.4% | 90.1% | 182.8% | 125.1% |
| | | | | | |
| (Ref.) At or below "need caution" level | 167.4 | -57.1 | -134.5 | 224.5 | 301.9 |

## 5. Reserve Ratio to Risk Monitored Loans

| | Sep.30, 04 | | | Mar.31, 04 | Sep.30, 03 |
|---|---|---|---|---|---|
| | | Change from Mar.31, 04 | Change from Sep.30, 03 | | |
| % on risk monitored loans | 221.2% | 30.7% | 93.0% | 190.5% | 128.2% |

# Non-Consolidated Balance Sheets -- Assets

(See Note D)

*(millions of yen)*

| | **Sep. 30, 2004** | Mar. 31, 2004 | **Change** | |
|---|---|---|---|---|
| | a | b | **a-b** | **%** |
| **<<Assets>>** | | | | |
| Cash and due from banks | **288,759** | 305,563 | (16,804) | (5.5)% |
| Call loans | **50,866** | - | 50,866 | 100.0% |
| Collateral related to securities borrowing transactions | **146,333** | 18,121 | 128,212 | 707.5% |
| Other monetary claims purchased | **67,987** | 91,286 | (23,299) | (25.5)% |
| Trading assets | **436,893** | 633,488 | (196,595) | (31.0)% |
| Monetary assets held in trust | **464,325** | 355,327 | 108,998 | 30.7% |
| Securities | **1,396,928** | 1,508,204 | (111,276) | (7.4)% |
| Loans and bills discounted | **3,372,519** | 3,217,804 | 154,715 | 4.8% |
| Foreign exchanges | **12,361** | 9,490 | 2,871 | 30.3% |
| Other assets | **342,755** | 334,547 | 8,208 | 2.5% |
| Premises and equipment | **26,170** | 24,123 | 2,047 | 8.5% |
| Deferred discounts on and issuance expenses for debentures | **264** | 166 | 98 | 59.0% |
| Deferred tax assets | **24,942** | 21,790 | 3,152 | 14.5% |
| Customers' liabilities for acceptances and guarantees | **61,723** | 64,358 | (2,635) | (4.1)% |
| Reserve for credit losses | **(158,652)** | (177,960) | 19,308 | (10.8)% |
| **Total assets** | **6,534,178** | 6,406,313 | **127,865** | **2.0%** |
| US$ / yen | **@111.03** | @105.70 | | |

# Non-Consolidated Balance Sheets

(See Note D)

## -- Liabilities and shareholders' equity

*(millions of yen)*

| | Sep. 30, 2004 | Mar. 31, 2004 | Change | |
|---|---|---|---|---|
| | a | b | a-b | % |
| **<<Liabilities>>** | | | | |
| Deposits | **2,761,893** | 2,307,413 | 454,480 | 19.7% |
| Negotiable certificates of deposits | **476,336** | 471,068 | 5,268 | 1.1% |
| Debentures | **1,337,451** | 1,362,261 | (24,810) | (1.8)% |
| Call money | **173,397** | 112,559 | 60,838 | 54.0% |
| Payable under repurchase agreements | **44,994** | 445,634 | (400,640) | (89.9)% |
| Collateral related to securities lending transactions | - | 29,275 | (29,275) | (100.0)% |
| Trading liabilities | **71,471** | 90,336 | (18,865) | (20.9)% |
| Borrowed money | **338,010** | 335,311 | 2,699 | 0.8% |
| Foreign exchanges | **289** | 280 | 9 | 3.2% |
| Other liabilities | **502,298** | 449,169 | 53,129 | 11.8% |
| Reserve for bonuses payable | **3,774** | 6,971 | (3,197) | (45.9)% |
| Reserve for retirement benefits | **1,421** | 473 | 948 | 200.4% |
| Reserve for loss on disposition of premises and equipment | **153** | - | 153 | 100.0% |
| Reserve for loss on sale of bonds | **1,529** | 1,918 | (389) | (20.3)% |
| Acceptances and guarantees | **61,723** | 64,358 | (2,635) | (4.1)% |
| **Total liabilities** | **5,774,746** | 5,677,033 | **97,713** | **1.7%** |
| **<<Shareholders' equity>>** | | | | |
| Capital stock | **451,296** | 451,296 | - | - |
| Capital surplus | **18,558** | 18,558 | - | - |
| Additional paid-in capital | **18,558** | 18,558 | - | - |
| Retained earnings | **286,160** | 252,308 | 33,852 | 13.4% |
| Legal reserve | **5,512** | 4,823 | 689 | 14.3% |
| Undivided profit at term end | **280,647** | 247,485 | 33,162 | 13.4% |
| Net income | **37,296** | 65,320 | **(28,024)** | **(42.9)%** |
| Net unrealized gains on securities available-for-sale, net of taxes | **3,419** | 7,118 | (3,699) | (52.0)% |
| Treasury stock, at cost | **(2)** | (1) | (1) | (100.0)% |
| **Total shareholders' equity** | **759,431** | 729,280 | 30,151 | 4.1% |
| **Total liabilities and shareholders' equity** | **6,534,178** | 6,406,313 | **127,865** | **2.0%** |
| US$ / yen | **@111.03** | @105.70 | | |

# Non-Consolidated Statements of Income

(See Note E)

*(millions of yen)*

| | IH/FY'04 | IH/FY'03 | Change | |
|---|---|---|---|---|
| | a | b | a-b | % |
| **Operating income** | **90,907** | 82,945 | **7,962** | **9.6%** |
| Interest income | **40,049** | 43,714 | (3,665) | (8.4)% |
| Interest on loans and discounts | 28,766 | 33,545 | (4,779) | (14.2)% |
| Interest and dividends on securities | 6,832 | 6,786 | 46 | 0.7% |
| Fees and commissions (income) | **8,731** | 8,489 | 242 | 2.9% |
| Trading revenue | **14,555** | 65 | 14,490 | 22292.3% |
| Other business income | **7,745** | 10,316 | (2,571) | (24.9)% |
| Other operating income | **19,825** | 20,359 | (534) | (2.6)% |
| **Operating expenses** | **66,286** | 60,572 | **5,714** | **9.4%** |
| Interest expenses | **15,682** | 16,638 | (956) | (5.7)% |
| Interest on deposits | 7,231 | 5,689 | 1,542 | 27.1% |
| Interest on coupon debentures | 3,214 | 4,895 | (1,681) | (34.3)% |
| Fees and commissions (expense) | **4,661** | 2,914 | 1,747 | 60.0% |
| Trading expenses | **71** | 786 | (715) | (91.0)% |
| Other business expenses | **2,564** | 1,838 | 726 | 39.5% |
| General and administrative expenses | **36,325** | 32,625 | 3,700 | 11.3% |
| Other operating expenses | **6,980** | 5,769 | 1,211 | 21.0% |
| **Net operating income** | **24,621** | 22,372 | **2,249** | **10.1%** |
| Extraordinary income | **11,587** | 11,678 | (91) | (0.8)% |
| Extraordinary expenses | **520** | 1,273 | (753) | (59.2)% |
| Income before income taxes | **35,688** | 32,777 | 2,911 | 8.9% |
| Income taxes (current) | **(993)** | (164) | (829) | 505.5% |
| Income taxes (deferred) | **(614)** | 1,099 | (1,713) | (155.9)% |
| **Net income** | **37,296** | 31,843 | **5,453** | **17.1%** |
| Earned surplus brought forward from previous term | **243,351** | 186,297 | **57,054** | **30.6%** |
| Unappropriated earned surplus | **280,647** | 218,140 | **62,507** | **28.7%** |
| US$ / yen | **@111.03** | @111.25 | | |

# Financial Data - Non-Consolidated

## 1. Yield (Domestic Business)

| | 1H/FY04 | 1F/FY03 | Change |
|---|---|---|---|
| **Average Yield on Earning Assets (a)** | **1.32%** | 1.45% | (0.13) |
| Loans | **1.74%** | 1.85% | (0.11) |
| Securities | **0.54%** | 0.49% | 0.05 |
| | | | |
| **Average Funding Cost (b) *** | **2.04%** | 1.85% | 0.19 |
| **Average Yield on Funding Cost (c)** | **0.51%** | 0.59% | (0.08) |
| Deposits and Negotiable Certificates of Deposit | **0.32%** | 0.38% | (0.06) |
| Debentures | **0.48%** | 0.60% | (0.12) |
| | | | |
| **Spread (a-b)** | **(0.72)%** | (0.40)% | (0.32) |
| **Spread (a-c)** | **0.81%** | 0.86% | (0.05) |

* (b) includes expenses as a part of funding cost.

## 2. Risk Monitored Loans

*(billions of yen)*

| | Sep.30, 04 | Change from Mar.31, 04 | Change from Sep.30, 03 | Mar.31, 04 | Sep.30, 03 |
|---|---|---|---|---|---|
| Loans to bankrupt obligors | 7.2 | (0.2) | (2.8) | 7.5 | 10.0 |
| Non-accrual delinquent loans | 57.7 | (10.8) | (37.5) | 68.6 | 95.3 |
| Loans past due for 3 months or more | 3.2 | (4.9) | (18.4) | 8.2 | 21.6 |
| Restructured loans | 3.3 | (5.6) | (20.0) | 9.0 | 23.4 |
| Total risk monitored loans | 71.7 | (21.7) | (78.8) | 93.4 | 150.5 |
| | | | | | |
| Loans and bills discounted | 3,372.5 | 154.7 | (93.9) | 3,217.8 | 3,466.4 |
| (% to total loans) | | | | | |
| Loans to bankrupt obligors | 0.2% | 0.0% | (0.1)% | 0.2% | 0.3% |
| Non-accrual delinquent loans | 1.7% | (0.4)% | (1.0)% | 2.1% | 2.7% |
| Loans past due for 3 months or more | 0.1% | (0.2)% | (0.5)% | 0.3% | 0.6% |
| Restructured loans | 0.1% | (0.2)% | (0.6)% | 0.3% | 0.7% |
| Total risk monitored loans | 2.1% | (0.8)% | (2.2)% | 2.9% | 4.3% |

## 3. Reserve for Credit Losses

*(billions of yen)*

| | Sep.30, 04 | Change from Mar.31, 04 | Change from Sep.30, 03 | Mar.31, 04 | Sep.30, 03 |
|---|---|---|---|---|---|
| Reserve for credit losses | 158.6 | (19.3) | (34.3) | 177.9 | 192.9 |
| General | 51.7 | (9.9) | (27.4) | 61.7 | 79.2 |
| Specific | 106.8 | (9.3) | (6.8) | 116.1 | 113.7 |
| Restructuring countries | 0.0 | 0.0 | (0.0) | 0.0 | 0.0 |

## 4. Reserve Ratio to Risk-Monitored Loans

| | Sep.30, 04 | Change from Mar.31, 04 | Change from Sep.30, 03 | Mar.31, 04 | Sep.30, 03 |
|---|---|---|---|---|---|
| % on risk monitored loans | 221.2% | 30.7% | 93.0% | 190.5% | 128.2% |

## 5. Problem Claims (Under Financial Revitalization Law)

*(billions of yen)*

| | Sep.30, 04 | | | Mar.31, 04 | Sep.30, 03 |
|---|---|---|---|---|---|
| | | Change from Mar.31, 04 | Change from Sep.30, 03 | | |
| Bankrupt, quasi bankrupt | 9.9 | (1.1) | (4.6) | 11.1 | 14.6 |
| Doubtful | 57.0 | (11.8) | (37.4) | 68.8 | 94.4 |
| Sub standard | 6.6 | (10.6) | (38.4) | 17.2 | 45.1 |
| Total (A) | 73.7 | (23.6) | (80.5) | 97.3 | 154.2 |
| Loan loss reserves (B) | 158.6 | (19.3) | (34.3) | 177.9 | 192.9 |
| Reserve ratio (B)/(A) | 215.2% | 32.4% | 90.1% | 182.8% | 125.1% |

| | | | | | |
|---|---|---|---|---|---|
| (Ref.) At or below "need caution" level | 167.4 | (57.1) | (134.5) | 224.5 | 301.9 |

## 6. Average Balance of Assets and Liabilities

*(billions of yen)*

| | **Sep.30, 04** | Mar.31, 04 | **Change** | |
|---|---|---|---|---|
| | **a** | b | **a-b** | % |
| Deposits including NCDs | **3,017.8** | 2,681.0 | 336.8 | 12.6% |
| Debentures | **1,332.3** | 1,492.9 | (160.6) | (10.8)% |
| Loans & Bills Discounted | **3,070.2** | 3,269.7 | (199.4) | (6.1)% |

## 7. Balance of Deposits from Individuals

*(billions of yen)*

| | **Sep.30, '04** | Mar.31, '04 | **Change** | |
|---|---|---|---|---|
| | **a** | b | **a-b** | % |
| Balance of Deposits from individuals | 1,972.5 | 1,578.5 | 393.9 | 25.0% |

## 8. Balance of Housing Loans

*(billions of yen)*

| | Sep.30, 04 | | | Mar.31, 04 | Sep.30, 03 |
|---|---|---|---|---|---|
| | | Change from Mar.31, 04 | Change from Sep.30, 03 | | |
| Balance of housing loans | 245.0 | 76.5 | 164.7 | 168.5 | 80.3 |

## 9. Unrealized Gains on Available-for-Sale Securities

(Consolidated)

*(millions of yen)*

| | Sep. 30, 04 | | |
|---|---|---|---|
| | unrealized gains (net) | gains | losses |
| Equities | **1,160** | 1,165 | 5 |
| Bonds | **53** | 800 | 747 |
| Other | **4,607** | 5,500 | 893 |
| Total | **5,821** | 7,466 | 1,645 |

(Non-Consolidated)

*(millions of yen)*

| | Sep. 30, 04 | | |
|---|---|---|---|
| | unrealized gains (net) | gains | losses |
| Equities | **1,160** | 1,165 | 5 |
| Bonds | **(2)** | 744 | 746 |
| Other | **4,607** | 5,500 | 893 |
| Total | **5,765** | 7,410 | 1,645 |

## 11. Problem Claims

### A. Losses on Disposals

(Consolidated)

*(billions of yen)*

| As of | Net provision of general reserve for loan losses | Disposal of problem claims | Total credit costs |
|---|---|---|---|
| **September 30, 2004** | **(10.4)** | **(0.1)** | **(10.6)** |
| March 31, 2004 | (19.7) | 4.3 | (15.4) |
| September 30, 2003 | (6.6) | (0.6) | (7.2) |

(Non-Consolidated)

*(billions of yen)*

| As of | Net provision of general reserve for loan losses | Disposal of problem claims | Total credit costs |
|---|---|---|---|
| **September 30, 2004** | **(9.6)** | **(0.6)** | **(10.3)** |
| March 31, 2004 | **(19.8)** | **3.1** | **(16.7)** |
| September 30, 2003 | (6.1) | (0.4) | (6.5) |

### B. Final Disposal of Claims and New Claims

(1) Outline

*(billions of yen)*

| As of | Balance of newly added problem claims (claims against possibly bankrupt obligors or worse, disclosure-basis) |
|---|---|
| **September 30, 2004** | **5.5** |
| March 31, 2004 | 15.2 |
| September 30, 2003 | 20.8 |

*(billions of yen)*

| | Final disposal of problem claims | | | |
|---|---|---|---|---|
| As of | Write-off (A) | Sale, etc. (B) | Forgiveness (C) | Total (A)+(B)+(C) |
| **September 30, 2004** | 0.1 | 7.2 | - | 7.3 |
| March 31, 2004 | 8.2 | 90.6 | 5.6 | 104.5 |
| September 30, 2003 | 6.6 | 60.6 | 5.6 | 72.8 |

(2) Balance of Claims

*(billions of yen)*

| As of | Claims against bankrupt and quasi-bankrupt obligors (A) | Doubtful claims (B) | Total (A)+(B) |
|---|---|---|---|
| **September 30, 2004** | **9.9** | **57.0** | **67.0** |
| Claims newly added from March 2004 to September 2004 | 0.3 | 5.2 | 5.5 |
| Claims removed from March 2004 to September 2004 | (1.4) | (17.1) | (18.5) |
| Net change from March 2004 to September 30, 2004 | (1.1) | (11.8) | (13.0) |
| March 31, 2004 | 11.1 | 68.8 | 80.0 |
| September 30, 2003 | 14.6 | 94.4 | 109.0 |

Note:

* The balance of claims against bankrupt and quasi-bankrupt obligors as of September 30, 2004 includes JPY8.5 billion of claims not appearing on the balance sheet as a result of off-balance arrangements.

  The balance of claims against bankrupt and quasi-bankrupt obligors as of March 31, 2004 includes JPY11.1 billion of claims not appearing on the balance sheet as a result of off-balance arrangements.

  The balance of claims against bankrupt and quasi-bankrupt obligors and doubtful claims as of September 30, 2003 includes JPY10.9 billion and JPY 1.1 billion of claims not appearing on the balance sheet as a result of off-balance arrangements respectively.

### D. Details of Arrangements to Remove Claims from the Balance Sheet

(billions of yen)

| | Disposal by liquidation (A) | Disposal by obligor revitalization (B) | Disposal by improvement in conditions accompanying obligor revitalization (C) | Securitization | |
|---|---|---|---|---|---|
| | | | | Total (D) | Sale to RCC |
| Results of the six months ended September 30, 2004 | - | - | - | (13.2) | - |
| Results of the fiscal year ended March 31, 2004 | (0.6) | (0.2) | - | (49.6) | - |
| Plan of the fiscal year ended March 31, 2005 | (0.0) | - | - | (1.5) | - |

(billions of yen)

| | Write-off (E) | Other total (F) | Collection & repayment (G) | Business improvement (H) | Total (sum of A through F) |
|---|---|---|---|---|---|
| Results of the six months ended September 30, 2004 | (0.1) | (5.2) | (3.5) | (1.6) | (18.5) |
| Results of the fiscal year ended March 31, 2004 | (2.5) | (16.8) | (16.8) | - | (69.9) |
| Plan of the fiscal year ended March 31, 2005 | - | (3.7) | (3.7) | - | (5.2) |

### E. Financial Support for Borrowers

For the interim period ended September 30, 2004, the Bank had one case of the purchase of Aplus's newly issued common shares for JPY 35 billion.

### F. Reserve Ratio

| | As of Sep. 30, 2004 | As of March 31, 2004 | As of Sep. 30, 2003 |
|---|---|---|---|
| (i) Legally or Virtually Bankrupt Obligors (out of unsecured portion of claims) | 100.00% | 100.00% | 100.00% |
| (ii) Possibly Bankrupt Obligors (out of unsecured portion of claims) | 97.04% | 99.56% | 99.07% |
| (iii) Substandard Obligors (out of unsecured portion of claims) | 93.04% | 94.25% | 86.85% |
| (iv) Caution Obligors (except for Substandard Obligors) (out of unsecured portion of claims) | 27.17% | 25.72% | 25.68% |
| (out of total claims) | 10.93% | 11.91% | 12.34% |
| (v) Normal Obligors (out of total claims) | 0.78% | 0.98% | 1.02% |

### G. Reserve by Discounted Cash Flow Method

Since fiscal year 2002, we have established reserves for loan losses using the DCF method to more than 90% of claims, by balance, against substandard obligors and possibly bankrupt obligors.

(Note A)

The table represents a translation of the original consolidated balance sheets prepared in the Japanese language in accordance with regulations of consolidated financial statements.

(Note B)

The table represents a translation of the original consolidated statements of income prepared in the Japanese language in accordance with regulations of consolidated financial statements.

(Note C)

The table represents a translation of the original consolidated statements of cash flows prepared in the Japanese language in accordance with regulations of consolidated financial statements.

(Note D)

The table represents a translation of the original non-consolidated balance sheets prepared in the Japanese language in accordance with commercial code of Japan.

(Note E)

The table represents a translation of the original non-consolidated statements of income prepared in the Japanese language in accordance with commercial code of Japan.


SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

**Shinsei Bank Launches New Type Small Banking Center, "Shinsei *BankSpot*"**

– Expansion of retail banking network including the Bank ATMs –

Tokyo (Tuesday, December 21, 2004) --- Shinsei Bank will develop a series of small branches based on a new concept, "Shinsei *BankSpot*", in major cities including the Tokyo metropolitan and Kansai areas. To expand its retail banking network, Shinsei Bank will also increase its ATM network including independent ATM locations. As the first Shinsei *BankSpot*, Shinsei opened Ginza Corridor Street *BankSpot* (Chuo-ku, Tokyo) on December 21.

Shinsei *BankSpot* is a mini branch with staff designed to bring products and services closer to customers. In its modern and friendly space, customers can open accounts and have cash cards issued on the spot. Customers can also use the Internet and telephone banking. Liquid crystal touch panels are installed to promptly provide customers with product and service information. Like other Shinsei Bank ATMs, the ATM corner is open for 24 hours 365 days a year, including year-end and New Year's holidays, free of charge. Shinsei Bank plans to enhance the Shinsei *BankSpot* network to about 100 locations in selected convenient locations for the customer.

In addition to Shinsei Bank's own ATMs, our customers can use as many as 60,000 ATMs of IY Bank, the Post Office and other financial institutions based on Shinsei's ATM network alliances. Shinsei Bank will expand its own ATM network including independent ATM locations and increase to 900 locations.

With expansion of retail banking network by Shinsei *BankSpot* and ATMs, Shinsei Bank will continue to provide better products and services and to increase convenience for customers.

【Outline of Shinsei Bank Ginza Corridor Street *BankSpot*】

Name: Shinsei Bank Ginza Corridor Street Annex

Location: On Ginza Corridor Street, 2-1 Ginza 6-chome, Chuo-ku, Tokyo

Opening date: Tuesday, December 21, 2004

Business hours: Weekdays (Monday to Friday) 9:00 to 19:00
(ATM and telephone banking services available 24h/365days)

Staff: 2 to 3 staff

Available services:

1. Immediate opening of Shinsei Bank's comprehensive account *PowerFlex* (including issuing cash cards on the spot)
2. Housing loan consultations by expert staff via video conference phone in a private booth (Remote Consultation)
3. * Account information inquiry, fund transfer and other financial product transactions using Internet banking, Shinsei *PowerDirect* (Shinsei Bank is preparing to launch securities brokerage services via the Internet after January 2005.)
4. * Financial transactions and consultation using Shinsei *PowerCall* telephone banking
5. * Providing information on products and services through large, liquid crystal touch panels
6. * Speedily providing information on account opening procedures and products through Internet
7. * Free ATM transactions

** These services are available 24h/365days including year-end and New Year's holidays.*

*****

*Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $61 billion in assets and 29 branches throughout Japan, Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service, and customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.*

*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.*

INFORMATION


SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

**Shinsei Bank to Provide 24-Hour ATM Services**
**During Year-End and New Year's Holidays**

Tokyo (Friday, December 24, 2004) --- Shinsei Bank, Limited ("Shinsei Bank") today announced that its ATM services during the year-end and New Year's holidays will be available 24-hours-a-day as usual.

During the upcoming year-end and New Year's holidays, Shinsei's integrated *PowerFlex* account cash cardholders will be able to use free of charge ATM services for cash deposits/withdrawals and balance inquiries at ATMs installed at the Bank's head office and branches, at Keihin Kyuko train stations ("Keikyu Station Bank") and at convenience stores. (See the Appendix for details.)

At IY Bank's ATMs installed at 24/7 Seven-Eleven convenience stores (9,768 ATMs as of December 24, 2004), ATM services for cash withdrawals/deposits and balance inquires will be also available 24-hours-a-day for Shinsei *PowerFlex* customers. Shinsei Bank has installed the ATMs that accept foreign issued bank cards and credit cards participating in the VISA International, VISA Electron and PLUS networks in Roppongi Hills and other facilities. These ATMs are also available throughout the year-end and New Year's holiday seasons.

*PowerFlex* customers can use other transaction channels including telephone banking (Shinsei *PowerCall*) and internet banking (Shinsei *PowerDirect*) 24-hours-a-day, seven-days-a-week, including the year-end and New Year's holidays.

**ATM Service Operating Hours and Fees During Year-End and New Year's Holidays**
**(ATMs Installed at Shinsei Head Office and Branches)**

| Date | Operating Hours | Fees |
|---|---|---|
| Friday, Dec. 31, 2004 | **24-hours-a-day** | **Free** |
| Saturday, Jan. 1, 2005 | | |
| Sunday, Jan. 2, 2005 | | |
| Monday, Jan. 3, 2005 | | |

* Some ATMs installed in shopping centers and commercial complexes may follow business hours of the accommodating facilities.

*****

*Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $61 billion in assets and 29 branches throughout Japan, Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service, and customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.*

*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.*

## ATM Service Operating Hours and Fees During Year-End and New Year's Holidays

- For *PowerFlex* cash cardholders -

### Shinsei ATMs installed at head office, branches, shopping centers, stations, hospitals, medical facilities, convenience stores and gas stations

| Transaction | Operating Hours | Fees | Withdrawal Limit (※1) |
|---|---|---|---|
| Withdrawals<br>Deposits<br>Balance Inquires | 24-hours-a-day | Free | - 2 million yen per withdrawal<br>- 5 million yen per day |

(※1) 5 million yen daily withdrawal limit includes withdrawals made through Shinsei ATMs (including remittance to Postal Savings accounts), ATMs of financial institutions with ATM tie-up agreements and Postal Savings ATMs. Some ATMs withdrawal limit is 500,000 yen per withdrawal.

### IY Bank ATMs installed at Seven-Eleven convenience stores

| Transaction | Operating Hours | Fees | Withdrawal Limit (※1) |
|---|---|---|---|
| Withdrawals<br>Deposits<br>Balance Inquires | 24-hours-a-day | Free | - 500,000 yen per withdrawal<br>- 2 million yen per day |

(※1) 2 million yen daily withdrawal limit includes withdrawals made through Shinsei ATMs (including remittance to Postal Savings accounts), ATMs of financial institutions with ATM tie-up agreements and Postal Savings ATMs. The maximum number of bills available per transaction (withdrawals/deposits) is 50.

### Keikyu Station Bank ATMs installed at Keihin Kyuko train stations

| Transaction | Operating Hours | Fees | Withdrawal Limit (※1) |
|---|---|---|---|
| Withdrawals<br>Deposits<br>Balance Inquires | 6:00 – 24:00 | Free | - 500,000 yen per withdrawal<br>- 5 million yen per day |

(※1) 5 million yen daily withdrawal limit includes withdrawals made through Shinsei ATMs (including remittance to Postal Savings accounts), ATMs of financial institutions with ATM tie-up agreements and Postal Savings ATMs.

[Annex A]

BRIEF DESCRIPTION OF JAPANESE DOCUMENTS
Semi-annual Securities Report for the interim period from April 1, 2004 to September 30, 2004

A semi-annual securities report for the interim period from April 1, 2004 to September 30,2004 is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The semi-annual securities report thereto was filed in connection with Shinsei's financial results for the six-month period ended September 30, 2004.